Filed pursuant to Rule 424(b)(5)
Registration No. 333-110802
and Registration No. 333-112646

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 5, 2003)

2,750,000 Shares

Common Stock

          We are offering 2,750,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “KVHI.” On February 9, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $19.13 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5.

	Per Share	Total

Public Price	$18.75	$51,562,500
Underwriting Discount	$ 1.02	$ 2,805,000
Proceeds, before expenses, to KVH Industries, Inc.	$17.73	$48,757,500

          KVH has granted the underwriters the right to purchase up to an additional 412,500 shares of its common stock to cover over-allotments.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus are truthful or complete. It is illegal for any person to tell you otherwise.

Sole Book-Running Manager	Co-Lead Manager

Needham & Company, Inc.	SG Cowen

Raymond James

C.E. Unterberg, Towbin

The date of this prospectus supplement is February 10, 2004.

KVH INDUSTRIES, INC.

## MOBILE SATELLITE COMMUNICATIONS SYSTEMS

KVH TracVision®, Tracphone® and TracNet™ antenna products enable customers to receive live satellite TV, telephone and Internet in their cars, recreational vehicles and vessels while in motion.

## TACTICAL NAVIGATION SYSTEMS

KVH TACNAV® systems provide uninterrupted navigation and pointing information in a broad range of military vehicles.

TARGET
265°

## PRECISION FIBER OPTIC GYRO SYSTEMS

KVH FOG systems help stabilize platforms and provide guidance for munitions.

KVH
TG-6000

DSP-3000

**We are KVH Industries.** Our expertise in mobile satellite antenna, digital compass and fiber optic gyro technologies has enabled us to lower the cost and improve the performance of our products on a wider variety of platforms, allowing us to increase penetration of existing markets and enter new markets.

These photographs present our products and examples of the types of vehicles, vessels and equipment for which they were designed.

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUMMARY
ABOUT THIS PROSPECTUS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

      You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents we incorporated by reference. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We are making offers to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

      The KVH logo, Azimuth, Datascope, E•Core, Sailcomp, TACNAV, Tracphone and TracVision are registered trademarks of KVH Industries, Inc., and T•FOG and TracNet are trademarks of KVH Industries, Inc. All other trademarks or trade names appearing in this prospectus supplement or the accompanying prospectus are the property of their respective holders.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled “Where You Can Find More Information.”

ii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights only some of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” beginning on page S-5 regarding our company and the common stock being sold in this offering. All references to “we,” “us,” “our,” and similar terms refer to KVH Industries, Inc. and its subsidiary unless the context requires otherwise.

Our Company

      We develop, manufacture and market mobile satellite communications products for the automotive, recreational vehicle and marine markets, and navigation, guidance and stabilization products for defense markets. Our expertise in mobile satellite antenna, digital compass and fiber optic gyroscope technologies has enabled us to lower the cost, decrease the size and improve the performance of our products. Our research and development, manufacturing and quality control capabilities have enabled us to meet the demanding standards of our military, consumer and commercial customers for performance and reliability. This combination of factors has allowed us to increase our penetration of existing markets and enter new markets.

      We are a leading provider of mobile satellite communications products that enable customers to receive live digital television, telephone and Internet services in their automobiles, recreational vehicles and marine vessels while in motion. Our mobile satellite communications products use sophisticated robotics, stabilization and control software, sensing technologies and advanced antenna designs to:

•	track satellites from a moving platform;

•	reacquire satellite signals after blockage; and

•	offer antenna sizes compatible with a broad variety of vehicles and vessels.

      In September 2003, we introduced our TracVision A5 low-profile antenna system, which uses our hybrid phased-array antenna technology to provide in-motion satellite TV reception throughout the continental United States in minivans, SUVs and other passenger vehicles using the DIRECTV service. The product of almost three years of research and development, our TracVision A5 is the first commercially available mobile satellite TV antenna to offer a combination of price, size and performance that makes it practical for use on minivans, SUVs and other passenger vehicles. We intend to use the TracVision A5 to capitalize on the growing number of video entertainment systems found in these vehicles and the increasing demand for live content.

      We sell our TracVision, Tracphone and TracNet mobile satellite communications products through an extensive international network of retailers, distributors and dealers.

      Our defense products include tactical navigation systems that provide uninterrupted navigation and pointing information in a broad range of military vehicles, including Humvees and light armored vehicles. We also offer precision fiber optic gyro-based systems that help stabilize platforms such as gun turrets and radar units and also provide guidance for munitions. Our digital compass and fiber optic gyro products address the increasing reliance by military forces on technology to improve the coordination of their field operations and the accuracy of their munitions delivery. Our defense products:

•	enable constant access to reliable navigation information without relying on the global positioning system;

•	integrate navigation information from multiple devices on military vehicles; and

•	provide low-cost precision pointing and stabilization.

      In September 2003, our M100 GMENS, a digital compass-based battlefield navigation system specifically designed for non-turreted vehicles, was designated by the U.S. Special Operations Command as a standard product. We believe this designation will facilitate future domestic and international sales of this product. In October 2003, we introduced our newest tactical-grade fiber optic gyro, the DSP-3000, as well as the TG-6000, our first fiber optic gyro-based inertial measurement unit for use in aviation, guided munitions and precision navigation applications.

      We sell our defense products directly to U.S. and allied governments and government contractors, as well as through an international network of independent sales representatives.

      Our goals are to enhance our position as a leading provider of mobile satellite communications products and expand our presence in the global market for lower cost, high-performance defense navigation, guidance and stabilization products. To achieve these objectives, we intend to pursue the following strategies:

•	capitalize on our engineering expertise to continue to reduce the size and cost of our products;

•	leverage new technologies to further penetrate existing markets;

•	expand our distribution network for the automotive market, including arrangements with automobile manufacturers;

•	invest in additional functionality for our products; and

•	address the global military need for reliable navigation and guidance products.

      Our principal executive offices are located at 50 Enterprise Center, Middletown, Rhode Island 02842, and our telephone number is (401) 847-3327. Our website address is www.kvh.com. The information on our website is not a part of this prospectus supplement or the accompanying prospectus.

Recent Financial Results

      We have conducted a preliminary analysis of our results of operations for the three months ended December 31, 2003. Our preliminary, unaudited results suggest that we will record quarterly revenues of approximately $15.6 million to $15.9 million and a net loss in the range of $0.11 per share to $0.14 per share for the three-month period.

The Offering

Common stock offered by KVH Industries, Inc.	2,750,000 shares

Common stock to be outstanding after this offering	14,397,578 shares

Use of proceeds	We intend to use approximately $2.0 million of the net proceeds we receive from this offering to repay indebtedness and the remainder for general corporate purposes, including capital expenditures, working capital and possible acquisitions.

Nasdaq National Market symbol	KVHI

      The total number of shares of common stock to be outstanding after this offering is based on 11,647,578 shares outstanding as of February 9, 2004, and excludes:

•	958,432 shares of common stock issuable upon exercise of stock options outstanding under our stock plans, at a weighted average exercise price of $8.63 per share;

•	1,110,735 additional shares of common stock reserved for future issuance under our stock plans; and

•	85,964 additional shares of common stock reserved for future issuance under our employee stock purchase plan.

      Unless otherwise stated, the information in this prospectus supplement assumes:

•	no exercise of outstanding options to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment option to purchase up to 412,500 additional shares of common stock from us.

Summary Consolidated Financial Data

(in thousands, except per share data)

      You should read the following summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in this prospectus supplement.

      The “As adjusted” column in our consolidated balance sheet data as of September 30, 2003 reflects the sale of the 2,750,000 shares of common stock we are offering at the public offering price of $18.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

						Nine months ended
	Years ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Consolidated Statement of Operations Data:
Net sales	$20,630	$22,822	$29,954	$32,707	$47,694	$34,718	$41,018
Cost of goods sold	14,100	15,034	18,621	20,255	26,505	19,516	22,681

Gross profit	6,530	7,788	11,333	12,452	21,189	15,202	18,337
Operating expenses:
Research and development	3,991	4,199	3,902	7,885	8,854	6,997	6,566
Sales and marketing	4,470	5,471	6,322	8,412	9,951	7,410	8,150
General and administrative	2,225	2,112	2,221	2,514	3,594	2,383	3,467

Operating earnings (loss)	(4,156)	(3,994)	(1,112)	(6,359)	(1,210)	(1,588)	154
Other income (expense):
Interest income (expense), net	57	(40)	(192)	140	(119)	(88)	(115)
Other income (expense)	225	83	(197)	(42)	(62)	(47)	(68)

Loss before income tax expense (benefit)	(3,874)	(3,951)	(1,501)	(6,261)	(1,391)	(1,723)	(29)
Income tax expense (benefit)	(1,608)	(1,254)	(560)	—	86	86	(184)

Net income (loss)	$(2,266)	$(2,697)	$(941)	$(6,261)	$(1,477)	$(1,809)	$155

Per share information:
Net earnings (loss) per common share — basic	$(0.32)	$(0.37)	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Net earnings (loss) per common share — diluted	$(0.32)	$(0.37)	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Weighted average number of shares outstanding:
Basic	7,124	7,235	7,628	10,217	11,040	11,018	11,352

Diluted	7,124	7,235	7,628	10,217	11,040	11,018	11,846

	September 30, 2003

	Actual	As adjusted

	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,573	$55,630
Working capital	17,867	65,925
Total assets	36,400	84,457
Long-term debt excluding current portion	2,531	2,531
Total stockholders’ equity	26,661	74,718

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, in evaluating our business before purchasing any of our common stock. If any of these risks, or other risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business

We may not be profitable in the future.

      We have a limited history of profitable operations. Although we generated net income of $155,000 in the nine months ended September 30, 2003, we expect to incur a loss for the year ended December 31, 2003. We may not be profitable in the future. We incurred net losses of $1.5 million in 2002, $6.3 million in 2001 and $941,000 in 2000, and as of September 30, 2003, we had an accumulated deficit of $9.7 million.

The market for our mobile satellite TV products for minivans, SUVs and other passenger vehicles is new and emerging, and our business may not grow as we expect.

      Our TracVision A5 is the first commercially available, low-profile mobile satellite TV antenna practical for use on minivans, SUVs and other passenger vehicles, and we began shipping the TracVision A5 in September 2003. Accordingly, the market for this product is new and emerging. Consumers may not respond favorably to live satellite TV in passenger vehicles, and the market may not accept the TracVision A5. The early stage of development of this market makes it difficult for us to predict customer demand accurately.

      We believe the success of the TracVision A5 will depend upon consumers’ assessment of whether or not it meets their expectations for performance, quality, price and design. For example, the TracVision A5 is designed only for use on open roads in the continental United States where there is a clear view of the transmitting satellite in the southern sky. Among the factors that could affect the success of the TracVision A5 are:

•	the extent to which customers perceive mobile satellite TV services as a luxury or a necessary convenience;

•	the extent to which customers prefer live TV over recorded media;

•	the performance, price and availability of competing or alternative products relative to the TracVision A5;

•	customers’ willingness to pay monthly fees for satellite television service;

•	the adoption of laws or regulations that restrict or ban live television or other video technology in vehicles;

•	difficulties or inconveniences associated with scheduling installation at the point of sale; and

•	our limited experience with marketing a product to the automotive market, which is substantially larger and more fragmented than our other markets.

We expect that others will introduce competing mobile satellite TV antennas for automobiles.

      Our TracVision A5 is the first commercially available, low-profile mobile satellite TV antenna for use on minivans, SUVs and other passenger vehicles. Any advantage we may have may erode as others enter this market. In January 2004, Delphi Corp., a prominent supplier of automotive parts, demonstrated a prototype mobile satellite TV antenna that can be integrated into the roof of a luxury SUV. The product, which Delphi announced would be commercialized in coming years, includes antenna technology developed by Motia, Inc., a semiconductor company focused on enabling antennas for wireless systems providers. Motia expects to offer a separate product for the automotive after-market. MotoSAT has announced its intention to introduce a low-profile phased-array satellite antenna manufactured by Skygate in the second quarter of 2004. Winegard has also announced a low-profile in-motion satellite TV antenna compatible with DIRECTV. ERA Technology Ltd. has announced that it has developed a low-profile scanning antenna allowing direct broadcast satellite TV services. These satellite antenna products may have a slightly lower profile than the TracVision A5’s five-inch profile, and customers may prefer antennas integrated into the vehicle roof or antennas with a lower profile. In addition, Delphi and SIRIUS Satellite Radio announced in January 2004 that they intend to introduce in 2005 a service offering several video channels through SIRIUS’ existing satellite radio system. Customers may delay purchasing the TracVision A5 in anticipation of the release of any of these products. Competition from any of these products could impair our ability sell the TracVision A5 and may force us to reduce the price of the TracVision A5. Moreover, Delphi’s long-term relationships with automobile manufacturers may give it a significant advantage in selling mobile satellite TV antennas to those manufacturers.

We must achieve significant cost reductions for the TracVision A5 to reach our targeted profit margins.

      Initial product profit margins for the TracVision A5 have been low. To reach our targeted profit margins, we must significantly reduce our manufacturing costs for the TracVision A5. We may be unable to achieve the cost reductions necessary to increase our overall profit margins. Although we have already commenced a cost reduction program that includes volume purchasing discounts and redesigning certain components using lower cost materials and processes, technological or other challenges may prevent us from achieving all of the necessary cost reductions. Moreover, if the price of the TracVision A5 is not attractive to a broad range of customers, we may be forced to lower the price, which would further impair our product profit margins unless we are able to achieve corresponding cost reductions.

Customers for TACNAV and our other defense products include the U.S. military and foreign governments, whose purchasing schedules and priorities can be unpredictable.

      We sell TACNAV and our other defense products to the U.S. military and foreign military and government customers. These customers have unusual purchasing requirements, which can make sales to those customers unpredictable. Factors that affect their purchasing decisions include:

•	new military and operational doctrines that affect military equipment needs;

•	changes in tactical navigation requirements;

•	changes in modernization plans for military equipment;

•	priorities for current battlefield operations;

•	delays in military procurement schedules;

•	allocation of funding for military programs;

•	delays in the testing and acceptance of our products; and

•	sales cycles that are long and difficult to predict.

      These factors can cause substantial fluctuations in sales of TACNAV and our other defense products from period to period. Moreover, TACNAV and most of our other defense products must meet military quality standards, and our products may not continue to meet existing or more rigorous standards adopted in the future. Any failure to meet military contract specifications may produce delays as we attempt to improve our design, development, manufacturing or quality control processes. Furthermore, government customers and their contractors can generally cancel orders for our products for convenience. Even under firm orders with government customers, funding must usually be appropriated in the budget process in order for the government to complete the contract. The cancellation of or failure to fund orders for our products could substantially reduce our net sales.

Only a few customers account for a substantial portion of our defense revenues, and the loss of any of these customers would substantially reduce our net sales.

      We derive a substantial portion of our defense revenues from a small number of customers. In the nine months ended September 30, 2003, our top four customers, including the U.S. military as a single customer, accounted for 68.0% of our net sales attributable to defense products and 21.5% of our total net sales. In the year ended December 31, 2002, our top four customers, including the U.S. military as a single customer, accounted for 53.5% of our net sales attributable to defense products and 21.3% of our total net sales. Direct sales to the U.S. military accounted for 11.0% of our total net sales in the nine months ended September 30, 2003 and 10.7% in the year ended December 31, 2002. The loss of any of these customers would substantially reduce our net sales and results of operations and could seriously harm our business.

Sales of TACNAV and our other defense products generally consist of a few large orders, and the delay or cancellation of a single order would substantially reduce our net sales.

      Unlike our mobile satellite communications products, TACNAV and our other defense products are purchased through orders that typically range in size from several hundred thousand dollars to over one million dollars. As a result, the delay or cancellation of a single order could materially reduce our net sales and results of operations. Because our defense products typically have higher margins than our mobile satellite communications products, the loss of a large order for defense products could have a disproportionately adverse effect on our results of operations.

Shifts in our product mix toward our mobile satellite communications products may reduce our overall gross margins.

      In recent periods, sales of our mobile satellite communications products have grown faster than sales of our defense products. We currently expect that our mobile satellite communications products will comprise an increasing percentage of our net sales. Because our mobile satellite communications products have historically had lower product margins than our defense products, we expect that these trends are likely to cause our overall gross margins to decline.

We depend on single manufacturing lines for our products, and any significant disruption in production could impair our ability to deliver our products.

      We currently manufacture and assemble our products using individual production lines for each product category. We have experienced manufacturing difficulties in the past, and any significant disruption to one of these production lines will require time either to reconfigure and equip an alternative production line or to restore the original line to full capacity. Some of our production processes are complex, and we may be unable to respond rapidly to the loss of the use of any production line. For example, our production process uses some specialized equipment and custom molds that may take time to replace if they malfunction. In that event, shipments would be delayed, which could result in customer or dealer dissatisfaction, loss of sales and damage to our reputation. Finally, we have only a limited capability to increase our manufacturing capacity in the short term. If short-term demand for our products exceeds our manufacturing capacity, our inability to fulfill orders in a timely manner could also lead to customer or dealer dissatisfaction, loss of sales and damage to our reputation.

We depend on sole or limited source suppliers, and any disruption in supply could impair our ability to deliver our products on time or at expected cost.

      We obtain many key components for our products from third-party suppliers, and in some cases we use a single or a limited number of suppliers. For example, we obtain plastic components for the

TracVision A5 from a single supplier. Any interruption in supply could impair our ability to deliver our products until we identify and qualify a new source of supply, which could take several weeks, months or longer and could increase our costs significantly. In general, we do not have written long-term supply agreements with our suppliers but instead purchase components through purchase orders, which exposes us to potential price increases and termination of supply without notice or recourse. We do not carry significant inventories of product components, which could magnify the impact of the loss of a supplier. If we are required to use a new source of materials or components, it could also result in unexpected manufacturing difficulties and could affect product performance and reliability.

Any failure to maintain and expand our third-party distribution relationships may limit our ability to penetrate markets for mobile satellite communications products.

      We market and sell our mobile satellite communications products through an international network of independent retailers, chain stores and distributors, as well as to manufacturers of marine vessels and recreational vehicles. If we are unable to maintain or increase the number of our distribution relationships, it could significantly reduce or limit our net sales. In addition, our distribution partners may sell products of other companies, including competing products, and are not required to purchase minimum quantities of our products. Moreover, our distributors may operate on low product margins and could give higher priority to products with higher margins than ours.

We depend on others to provide programming for our TracVision products, Internet access for our TracNet products and telephone, fax and data services for our Tracphone products.

      Our TracVision products include only the equipment necessary to receive satellite television services; we do not broadcast satellite television programming. Instead, customers must obtain programming from another source. We currently offer marine and land mobile TracVision products compatible with the DIRECTV and DISH Network services in the continental United States, the ExpressVu service in Canada and various other regional services in other parts of the world. Our initial TracVision A5 product is compatible only with the DIRECTV service in the continental United States. If customers become dissatisfied with the programming, pricing, service, availability or other aspects of these satellite television services or if any one or more of these services becomes unavailable for any reason, we could suffer a substantial decline in sales of our TracVision products. The companies that operate these services have no obligation to inform us of technological or other changes that could impair the performance of our TracVision products.

      Similarly, our Tracphone and TracNet products currently depend on satellite services provided by third parties. We rely on Inmarsat for satellite communications services for our Tracphone products. We rely on Bell ExpressVu for TracNet service in North America and Telemar for TracNet service in Europe. We also rely on Globalstar LP for the satellite return link for TracNet. In February 2002, Globalstar filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In November 2003, the U.S. Bankruptcy Court in Delaware approved the acquisition of the Globalstar business by Thermo Capital Partners LLC. Globalstar announced that the transfer of some assets has already occurred and that it expects the entire process to be completed upon receipt of U.S. regulatory approval, which it expects will occur in the first quarter of 2004. There is no assurance that this acquisition will be completed or that the buyer will operate the Globalstar business in a manner that will allow us to continue to use Globalstar services as we currently do.

      If Globalstar or any of our other vendors is unable to fulfill its obligations, we would need to seek an alternate supplier. In that case, we may be required to retrofit or upgrade hardware and software as necessary to ensure the continued operation of the affected products. We may incur significant delays and expenses in our efforts to make the necessary changes, and those efforts may be unsuccessful. Moreover, we may not be successful in identifying and entering into appropriate agreements with replacement suppliers on commercially reasonable terms, which would impair our ability to offer the affected products. Similarly, we may lose the goodwill of existing customers if any currently installed products cease to work for any extended period. Any such outcome could lead to a substantial reduction in sales.

Our mobile satellite communications products depend on the availability of third-party satellites, which face significant operational risks and could fail earlier than their expected useful lives.

      Our mobile satellite communications products depend on the availability of programming and services broadcast through satellites owned by third parties. The unexpected failure of a satellite could disrupt the availability of programming and services, which could reduce the demand for, or customer satisfaction with, our products. These satellites face significant operational risks while in orbit. These risks include malfunctions that can occur as a result of satellite manufacturing errors, problems with power or control systems and general failures resulting from the harsh space environment. Moreover, each satellite has a limited useful life, and the satellite providers make no guarantees that the planned backup systems and capacity will be sufficient to support these satellite services in the event of a loss or reduction of service. We cannot assure you that satellite services compatible with our products will continue to be available or that such services will continue to be offered at reasonable rates. The accuracy or availability of satellite signals may also be limited by ionospheric or other atmospheric conditions, intentional or inadvertent signal interference, or intentional limitations on signal availability imposed by the satellite provider. A reduction in the number of operating satellites on any system, the inoperability of any key satellite or the failure of any key satellite or satellites to provide an accurate or available signal could impair the utility of our products or the growth of current and additional market opportunities.

Our net sales and operating results could decline due to general economic trends, declines in consumer spending and seasonality.

      Our operating performance depends significantly on general economic conditions. Net sales of our mobile satellite communications products are largely generated by discretionary consumer spending, and demand for these products has demonstrated slower growth than we anticipated as a result of recent global economic conditions. Consumer spending tends to decline during recessionary periods and may decline at other times. Consumers may choose not to purchase our mobile satellite communications products due to a perception that they are luxury items. If global and regional economic conditions fail to improve or deteriorate, demand for our products could be adversely affected. In addition, sales of our mobile satellite communications products for the marine market have historically been higher during the first and second fiscal quarters, when the recreational marine season gets underway, than in the third and fourth fiscal quarters. Sales of our mobile satellite communications products in the first and second fiscal quarters represented 54.1%, 55.2% and 53.1% of our annual net sales in 2000, 2001 and 2002, respectively.

If we are unable to improve our existing mobile satellite communications and defense products and develop new, innovative products, our sales and market share may decline.

      The markets for mobile satellite communications products and defense navigation, mobilization and stabilization products are each characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If we fail to make innovations in our existing products and reduce the costs of our products, our market share may decline. Products using new technologies, or emerging industry standards, could render our products obsolete. If our competitors successfully introduce new or enhanced products that eliminate technological advantages our products may have in a certain market or otherwise outperform our products, or are perceived by consumers as doing so, we may be unable to compete successfully in the markets affected by these changes. For example, other companies have recently announced their intentions to offer low-profile in-motion satellite antennas in the near future. These products will compete with our TracVision A5 and may offer more attractive performance, pricing and other features.

If we cannot effectively manage our growth, our business may suffer.

      Recently, we have expanded our operations to pursue existing and potential market opportunities. This growth has placed, and is expected to continue to place, a strain on our personnel, management, financial and other resources. If we fail to manage our growth properly, we may incur unnecessary expenses and the efficiency of our operations may decline. In order to pursue successfully the opportunities presented by the emerging TracVision A5 market, we must continue to expand our operations. To manage our growth effectively, we must, among other things:

•	upgrade and expand our manufacturing facilities and capacity in a timely manner;

•	successfully attract, train, motivate and manage a larger number of employees for manufacturing, sales and customer support activities;

•	control higher inventory and working capital requirements; and

•	improve the efficiencies within our operating, administrative, financial and accounting systems, procedures and controls.

We may be unable to hire and retain the skilled personnel we need to expand our operations.

      To meet our growth objectives, we must attract and retain highly skilled technical, operational, managerial, and sales and marketing personnel. In particular, we are seeking to expand our senior management by hiring a chief information officer. Our location, in Middletown, Rhode Island, may prevent us from attracting the necessary personnel, and if we fail to attract, and retain, the necessary personnel, we may be unable to achieve our business objectives and may lose our competitive position, which could lead to a significant decline in net sales. We face significant competition for these skilled professionals from other companies, research and academic institutions, government entities and other organizations.

Our success depends on the services of our executive officers and key employees.

      Our future success depends to a significant degree on the skills and efforts of Martin Kits van Heyningen, our co-founder, president and chief executive officer. If we lost the services of Mr. Kits van Heyningen, our business and operating results could be seriously harmed. We also depend on the ability of our other executive officers and members of senior management to work effectively as a team. None of our senior management or other key personnel is bound by an employment agreement. The loss of one or more of our executive officers or senior management members could impair our ability to manage our business effectively.

Competition may limit our ability to sell our recreational vehicle and marine satellite communications products and defense products.

      The mobile satellite communications markets and defense navigation, guidance and stabilization markets in which we participate are very competitive, and we expect this competition to persist and intensify in the future. We may not be able to compete successfully against current and future competitors, which could impair our ability to sell our products. To remain competitive, we must enhance our existing products and develop new products, and we may have to reduce the prices of our products. Moreover, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of those product lines.

      In the defense navigation, guidance and stabilization markets, we compete primarily with Honeywell International Inc., Kearfott Guidance & Navigation Corporation, Leica Microsystems AG, Northrop Grumman Corporation and Smiths Group PLC. In the market for mobile satellite communications products, we compete with a variety of companies. In the land mobile market for satellite TV communications equipment, we compete directly with King Controls, MotoSAT, TracStar Systems, Inc. and Winegard Company. In the land mobile market for Internet communications equipment, we compete directly with Hughes Electronics Corp.’s DIRECWAY service and indirectly with cellular telephone service providers, whose services are substantially cheaper than TracNet. In the marine market for satellite TV communications equipment, we compete with Navigator Technology, Orbit Satellite Television & Radio Network and Sea Tel. In the marine market for telephone, fax, data and Internet communications equipment, we compete with Furuno Electric Co., Ltd., Globalstar LP, Iridium Satellite LLC, Japan Radio Company, Nera ASA and Thrane & Thrane A/ S.

      Among the factors that may affect our ability to compete in our markets are the following:

•	many of our primary competitors are well established companies that have substantially greater financial, managerial, technical, marketing, personnel and other resources than we do;

•	product improvements or price reductions by competitors may weaken customer acceptance of our products; and

•	our competitors may have lower production costs than we do, which may enable them to compete more aggressively in offering discounts and other promotions.

Our international business operations expose us to a number of difficulties in coordinating our activities abroad and in dealing with multiple regulatory environments.

      Sales to customers outside the United States and Canada accounted for approximately 23.9%, 22.4%, 19.0% and 18.7% of our net sales in the years ended December 31, 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively. We have only one foreign sales office, which is located in Denmark, and we otherwise support our international sales from our operations in the United States. Our limited operations in foreign countries may impair our ability to compete successfully in international markets and to meet the service and support needs of our customers in countries where we have no infrastructure. We are subject to a number of risks associated with our international business activities, which may increase our costs and require significant management attention. These risks include:

•	technical challenges we may face in adapting our mobile satellite communication products to function with different satellite services and technology in use in various regions around the world, including multiple satellite services in Europe;

•	restrictions on the sale of certain defense products to foreign military and government customers;

•	additional costs and delays associated with obtaining approvals and licenses under applicable export regulations;

•	increased costs of providing customer support in multiple languages;

•	satisfaction of international regulatory requirements and procurement of any necessary licenses or permits;

•	more limited protection of our intellectual property;

•	potentially adverse tax consequences, including restrictions on the repatriation of earnings;

•	protectionist laws and business practices that favor local competitors, which could slow our growth in international markets;

•	potentially longer sales cycles, which could slow our revenue growth from international sales;

•	potentially longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	losses arising from foreign currency exchange rate fluctuations; and

•	economic and political instability in some international markets.

If we are unable to obtain adequate product liability insurance, we may have to pay significant monetary damages in a successful product liability claim against us.

      The development and sale of mobile satellite communication products and defense products entail an inherent risk of product liability. For example, consumers may ignore laws or warnings not to watch satellite television while driving and, as a result, may become involved in serious accidents, for which they may seek to hold us responsible. Product liability insurance is generally expensive for companies such as ours. Accordingly, we maintain only limited product liability insurance coverage for our products. Our current levels of insurance or any insurance we may subsequently obtain may not provide us with adequate coverage against potential claims, such as claims by those involved in accidents caused by drivers watching television. In addition, we may be unable to renew our policies on commercially reasonable terms or obtain additional product liability insurance on acceptable terms, if at all. If we are exposed to product liability claims for which we have insufficient insurance, we may be required to pay significant damages, which could seriously harm our financial condition and results of operations.

If we are required to account for stock options as a compensation expense, our reported net income and earnings per share will be significantly reduced.

      We currently expect that changes in accounting standards or regulations will require us to record the fair market value of stock options and other forms of equity compensation as a compensation expense in our financial statements. We currently grant all options with an exercise price equal to fair market value and do not record compensation expense in connection with the grants. Accordingly, if such a change occurs, our reported net income and earnings per share will be significantly reduced.

Exports of our defense products are subject to the International Traffic in Arms Regulations and require a license from the U.S. Department of State prior to shipment.

      We must comply with the United States Export Administration Regulations and the International Traffic in Arms Regulations, or ITAR. Our products that have military or strategic applications are on the munitions list of the ITAR and require an individual validated license in order to be exported to certain jurisdictions. Any changes in export regulations may further restrict our export of our products, and we may cease to be able to procure export licenses for our products under existing regulations. The length of time required by the licensing process can vary, potentially delaying the shipment of products and the recognition of the corresponding revenue. Any restriction on the export of a significant product line or a significant amount of our products could cause a significant reduction in net sales.

Our business may suffer if we cannot protect our proprietary technology.

      Our ability to compete depends significantly upon our patents, our source code and our other proprietary technology. The steps we have taken to protect our technology may be inadequate to prevent others from using what we regard as our technology to compete with us. Our patents could be challenged, invalidated or circumvented, and the rights we have under our patents could provide no competitive advantages. Existing trade secrets, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States, which could increase the likelihood of misappropriation. Furthermore, other companies could independently develop similar or superior technology without violating our intellectual property rights. Any misappropriation of our technology or the development of competing technology could seriously harm our competitive position, which could lead to a substantial reduction in net sales.

      If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, disruptive and expensive, distract the attention of management, and there can be no assurance that we would prevail.

      Also, we have delivered certain technical data and information to the U.S. government under procurement contracts, and it may have unlimited rights to use that technical data and information. There can be no assurance that the U.S. government will not authorize others to use that data and information to compete with us.

Claims by others that we infringe their intellectual property rights could harm our business and financial condition.

      Our industries are characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot be certain that our products do not and will not infringe issued patents, patents that may be issued in the future, or other intellectual property rights of others.

      We do not generally conduct exhaustive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

      From time to time we have faced claims by third parties that our products or technology infringe their patents or other intellectual property rights, and we may face similar claims in the future. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management. If any of our products are found to violate third-party proprietary rights, we may be required to pay substantial damages. In addition, we may be required to re-engineer our products or obtain licenses from third parties to continue to offer our products. Any efforts to re-engineer our products or obtain licenses on commercially reasonable terms may not be successful, which would prevent us from selling our products, and, in any case, could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

We may require additional financing, which may be difficult to obtain.

      We may require additional capital to fund our operations, carry out our business strategy, and sustain our business. For example, we may require funds to expand manufacturing operations to meet additional demand for our mobile satellite communications products, and we may need funds to promote our new TracVision A5 product. Our existing and anticipated sources of capital may be insufficient for our needs, and we may be unable to access additional capital when needed. Our future capital requirements will depend upon customer demand, competitive conditions, regulatory and technological developments, magnitude and variability of our revenue, and equipment costs and other costs associated with the development and manufacture of our products. We may be unable to obtain additional capital on terms that are favorable or even acceptable to us. Any failure to raise capital as we need it may require us to delay or abandon marketing, product development and other plans.

We may fail to commercialize our photonic fiber development projects.

      Our significant investments in the development of photonic fiber technology have not resulted in the commercialization of any new products. A decline in the potential market for a high-speed in-fiber modulator led us to conclude in the second half of 2002 that we should defer further significant investments in this technology until market demand increases. We may never complete the technological development necessary to commercialize the product.

Fluctuations in our quarterly net sales and results of operations could depress the market price of our common stock.

      We have experienced significant fluctuations in our net sales and results of operations from one quarter to the next. Our future net sales and results of operations are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that our net sales or results of operations in a quarter will fall below the expectations of securities analysts or investors. If this occurs, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

•	demand for our mobile satellite communications products and defense products;

•	the timing and size of individual orders from military customers;

•	our ability to manufacture, test and deliver products in a timely and cost-effective manner;

•	our success in winning competitions for orders;

•	the timing of new product introductions by us or our competitors;

•	the mix of products we sell;

•	competitive pricing pressures;

•	general economic climate; and

•	seasonality of pleasure boat and recreational vehicle usage.

      A large portion of our expenses, including expenses for facilities, equipment, and personnel, are relatively fixed. Accordingly, if our net sales decline or do not grow as much as we anticipate, we might be unable to maintain or improve our operating margins. Any failure to achieve anticipated net sales could therefore significantly harm our operating results for a particular fiscal period.

New corporate governance requirements are likely to increase our costs and make it more difficult to attract qualified directors.

      We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and the Nasdaq Stock Market. We expect that these laws, rules and regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming and costly. We also expect that these new requirements will make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new requirements are also likely to make it more difficult for us to attract and retain qualified individuals to serve as members of our board of directors or committees of the board, particularly the audit committee.

Risks Related to our Common Stock and this Offering

The market price of our common stock may be volatile.

      Our stock price has been volatile. From January 1, 2003 to February 9, 2004, the trading price of our common stock ranged from $8.62 to $34.73. Many factors may cause the market price of our common stock to fluctuate, including:

•	variations in our quarterly results of operations;

•	the introduction of new products by us or our competitors;

•	changing needs of military customers;

•	changes in estimates of our performance or recommendations by securities analysts;

•	the hiring or departure of key personnel;

•	acquisitions or strategic alliances involving us or our competitors;

•	changes in accounting principles;

•	future sales of shares of common stock in the public market; and

•	market conditions in our industries and the economy as a whole.

      In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources or otherwise harm our business.

We will have broad discretion in using the proceeds of this offering.

      We intend to use the substantial majority of the proceeds from this offering for general corporate purposes, including capital expenditures, working capital and possible acquisitions. Accordingly, we will have broad discretion in using these proceeds. You will not have the opportunity to evaluate the economic, financial or other information that we will consider in determining how to use the proceeds. We may use the proceeds for purposes that do not result in any increase in our market value or any improvement in our results of operations.

Our charter and by-laws and Delaware law may deter takeovers.

      Our certificate of incorporation, by-laws and Delaware law contain provisions that could have an anti-takeover effect and discourage, delay or prevent a change in control or an acquisition that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to take some corporate actions, including the election of directors. These provisions relate to:

•	the ability of our board of directors to issue preferred stock, and determine its terms, without a stockholder vote;

•	the classification of our board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders;

•	the limitation that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our shares of capital stock entitled to vote;

•	the prohibition against stockholder actions by written consent;

•	the inability of stockholders to call a special meeting of stockholders; and

•	advance notice requirements for stockholder proposals and director nominations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Except for historical facts, the statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this prospectus supplement, the accompanying prospectus and the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 2,750,000 shares of common stock we are offering will be approximately $48.1 million, or approximately $55.4 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses we expect to pay.

      We intend to use approximately $2.0 million of our net proceeds from this offering to repay our outstanding balance under our existing line of credit. The line of credit matures on July 17, 2006, and as of the date of this prospectus, borrowings under the line of credit bear interest at 4% per year. We intend to use the remainder of our net proceeds from the offering for general corporate purposes, including capital expenditures, working capital and possible acquisitions of and investments in complementary businesses. We are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise engaged in any discussions so advanced as to make a transaction material to our operations reasonably probable.

      Pending these uses, we intend to invest our net proceeds from the offering in investment-grade, short-term, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK

      We first offered our common stock to the public on April 2, 1996. Since that time, our common stock has been quoted on the Nasdaq National Market under the symbol “KVHI.” The following table provides, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.

	High	Low

Year Ended December 31, 2002
First quarter	$8.60	$5.90
Second quarter	8.59	6.20
Third quarter	7.75	5.75
Fourth quarter	9.51	5.90
Year Ended December 31, 2003
First quarter	13.25	8.62
Second quarter	26.45	11.64
Third quarter	32.70	16.55
Fourth quarter	34.73	21.95
Year Ending December 31, 2004
First quarter (through February 9, 2004)	27.75	16.90

      On February 9, 2004, the closing sale price of our common stock as reported on the Nasdaq National Market was $19.13 per share. On that date, we had approximately 119 holders of record of our common stock. This number does not include stockholders for whom shares were held in a “nominee” or “street” name.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock, and we do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance our operations and future growth. In addition, the terms of our bank line of credit place restrictions on our ability to pay cash dividends on our common stock.

CAPITALIZATION

      The following table summarizes our cash position and capitalization as of September 30, 2003 on an actual basis and as adjusted to reflect the sale of the 2,750,000 shares of common stock we are offering at the public offering price of $18.75 per share, after deducting the underwriting discount and estimated offering expenses we expect to pay. You should read this information in conjunction with our consolidated financial statements and the related notes beginning on page F-1.

	September 30, 2003

	Actual	As adjusted

	(in thousands, except
	share and per share
	data)
Cash and cash equivalents	$7,573	$55,630

Long-term debt, excluding current portion	$2,531	$2,531
Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 20,000,000 shares authorized; 11,529,678 shares issued and outstanding, actual; 14,279,678 shares issued and outstanding, as adjusted	115	143
Additional paid-in capital	36,209	84,239
Accumulated deficit	(9,663)	(9,663)

Total capitalization	$29,192	$77,250

      Amounts representing common stock outstanding on September 30, 2003 exclude the following:

•	1,132,071 shares of common stock issuable upon exercise of stock options outstanding under our stock plans, at a weighted average exercise price of $8.06 per share;

•	1,052,726 additional shares of common stock reserved for future issuance under our stock plans; and

•	92,372 additional shares of common stock reserved for future issuance under our employee stock purchase plan.

DILUTION

      Our net tangible book value as of September 30, 2003 was approximately $26.3 million, or $2.28 per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on September 30, 2003.

      After giving effect to the sale of the 2,750,000 shares of common stock we are offering at a public offering price of $18.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2003 would have been approximately $74.4 million, or $5.21 per share of our common stock. This amount represents an immediate increase in net tangible book value of $2.93 per share to our existing stockholders and an immediate dilution in net tangible book value of $13.54 per share to new investors purchasing shares in this offering. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of common stock. The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price per share		$18.75
Net tangible book value per share as of September 30, 2003	$2.28
Increase per share attributable to new investors	2.93

Adjusted net tangible book value per share after this offering		5.21

Dilution in net tangible book value per share to new investors		$13.54

      As of September 30, 2003, there were:

•	1,132,071 shares of common stock issuable upon exercise of stock options outstanding under our stock plans, at a weighted average exercise price of $8.06 per share;

•	1,052,726 additional shares of common stock reserved for future issuance under our stock plans; and

•	92,372 additional shares of common stock reserved for future issuance under our employee stock purchase plan.

      To the extent options outstanding as of September 30, 2003 have been or may be exercised or other shares are issued, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      We have derived the following selected consolidated financial data as of December 31, 2001 and December 31, 2002 and for the years ended December 31, 2000, 2001, and 2002 from our consolidated financial statements included in this prospectus supplement, which have been audited by KPMG LLP, independent auditors. We have derived the following selected consolidated financial data as of December 31, 1998, December 31, 1999 and December 31, 2000 and for the years ended December 31, 1998 and 1999 from our consolidated financial statements not included in this prospectus supplement, which have also been audited by KPMG LLP. We have derived the following selected consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 from our unaudited condensed consolidated financial statements included in this prospectus supplement. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited financial statements. In the opinion of our management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results of operations for any subsequent period. You should read the selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-20 and our consolidated financial statements and the related notes beginning on page F-1.

						Nine months ended
	Years ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$20,630	$22,822	$29,954	$32,707	$47,694	$34,718	$41,018
Cost of goods sold	14,100	15,034	18,621	20,255	26,505	19,516	22,681

Gross profit	6,530	7,788	11,333	12,452	21,189	15,202	18,337
Operating expenses:
Research and development	3,991	4,199	3,902	7,885	8,854	6,997	6,566
Sales and marketing	4,470	5,471	6,322	8,412	9,951	7,410	8,150
General and administrative	2,225	2,112	2,221	2,514	3,594	2,383	3,467

Operating earnings (loss)	(4,156)	(3,994)	(1,112)	(6,359)	(1,210)	(1,588)	154
Other income (expense):
Interest income (expense), net	57	(40)	(192)	140	(119)	(88)	(115)
Other income (expense)	225	83	(197)	(42)	(62)	(47)	(68)

Loss before income tax expense (benefit)	(3,874)	(3,951)	(1,501)	(6,261)	(1,391)	(1,723)	(29)
Income tax expense (benefit)	(1,608)	(1,254)	(560)	—	86	86	(184)

Net income (loss)	$(2,266)	$(2,697)	$(941)	$(6,261)	$(1,477)	$(1,809)	$155

Per share information:
Net earnings (loss) per common share — basic	$(0.32)	$(0.37)	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Net earnings (loss) per common share — diluted	$(0.32)	$(0.37)	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Weighted average number of shares outstanding:
Basic	7,124	7,235	7,628	10,217	11,040	11,018	11,352

Diluted	7,124	7,235	7,628	10,217	11,040	11,018	11,846

	December 31,

						Sept. 30,
	1998	1999	2000	2001	2002	2003

						(unaudited)

(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,239	$2,048	$5,411	$11,241	$7,239	$7,573
Working capital	8,486	7,729	12,452	18,700	17,971	17,867
Total assets	18,746	19,835	26,495	33,163	32,549	36,400
Long-term debt excluding current portion	—	2,865	2,784	2,697	2,604	2,531
Total stockholders’ equity	17,070	14,502	19,193	26,246	25,431	26,661

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the other financial information and consolidated financial statements and related notes appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Overview

      We develop, manufacture and market mobile satellite communications products for the automotive, recreational vehicle and marine markets, and navigation, guidance and stabilization products for defense markets. Our mobile satellite communications products enable customers to receive live digital television, telephone and Internet services in their automobiles, recreational vehicles and marine vessels while in motion. We sell our mobile satellite communications products through an extensive international network of independent retailers, chain stores and distributors, as well as to manufacturers of marine vessels and recreational vehicles. Our defense products include tactical navigation systems that provide uninterrupted navigation and pointing information in a broad range of military vehicles, including Humvees and light armored vehicles. We also offer precision fiber optic gyro-based systems that help stabilize platforms such as gun turrets and radar units and also provide guidance for munitions. We sell our defense products directly to U.S. and allied governments and government contractors, as well as through an international network of independent sales representatives.

      We entered the market for mobile satellite antenna systems in 1993. Initially, we sold our antenna systems primarily to original equipment manufacturers. In 1996, we began to offer our mobile satellite communications products to customers under the KVH brand. That year, we introduced our first KVH-branded satellite TV antenna for the marine market. In 1999, we introduced a more compact antenna for the recreational vehicle market. In September 2003, we introduced the TracVision A5, our first product for the automotive market using our low-profile satellite TV antenna technology.

      In 1979, we invented the first digital compass for use in sailing vessels. Since then, we have further developed and refined this technology to produce reliable precision navigation systems in military and combat environments. In 1997, we acquired fiber optic gyro technology from Andrew Corporation to complement and enhance our existing navigation and inertial measurement systems. We continue to develop new products for the defense industry. In October 2003, we introduced our newest tactical-grade fiber optic gyro, the DSP-3000, as well as the TG-6000, our first fiber optic gyro-based inertial measurement unit for use in aviation, guided munitions and precision navigation applications.

      We generate revenue primarily from the sale of our mobile satellite communications and defense products. We also generate a portion of our revenue from the sale of our legacy navigation systems. Our legacy navigation product line includes primarily digital compass-based navigation products for the marine market. The following table provides, for the periods indicated, our net sales by product line category.

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
Mobile satellite communications	$16,375	$17,699	$25,893	$20,095	$26,099
Defense	10,281	11,556	18,979	12,445	12,943
Legacy	3,298	3,452	2,822	2,178	1,976

Net sales	$29,954	$32,707	$47,694	$34,718	$41,018

      In addition to revenue from product sales, our mobile satellite communications revenue includes fees earned from product repair and maintenance, fees from satellite phone and Internet usage services, and certain DIRECTV account activation services provided in conjunction with the sale of our products. We provide, for a fee, third-party satellite phone and Internet airtime to our Tracphone and TracNet customers who choose to activate their subscriptions with us. Under current DIRECTV programs, we are eligible to receive a one-time new mobile account activation fee from DIRECTV for each customer who activates their DIRECTV service directly through us. Our defense revenue includes engineering services provided under long-term development contracts. To date, revenues earned from product repairs, satellite phone and Internet usage services, DIRECTV activations and earnings under long-term development contracts have not been a material portion of our revenue.

      Our defense business is characterized by a small number of customers who place a small number of large dollar value orders. In the nine months ended September 30, 2003, our top four customers, including the U.S. military as a single customer, accounted for 68.0% of our net sales attributable to defense products and 21.5% of our total net sales. In the year ended December 31, 2002, our top four customers, including the U.S. military as a single customer, accounted for 53.5% of our net sales attributable to defense products and 21.3% of our total net sales. Direct sales to the U.S. military accounted for 11.0% of our total net sales in the nine months ended September 30, 2003 and 10.7% of total net sales in the year ended December 31, 2002. Orders for our defense products typically range in size from several hundred thousand dollars to over one million dollars. Accordingly, our quarterly net sales of defense products usually consist of only a few orders. Each order can have a significant impact on our net sales, and because our defense products generally have higher margins than our mobile satellite communications products, each order can have an impact on our net income that is disproportionately large relative to the revenue generated by the order. Moreover, customers of our defense products are governments and government contractors who generally must adhere to lengthy procurement processes, which make the timing of individual orders difficult to predict and often result in long sales cycles. Government customers and their contractors can generally cancel orders for our products for convenience.

      We have historically derived a substantial portion of our revenue from sales to customers located outside the United States and Canada. The following table provides, for the periods indicated, sales to specified geographic regions:

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
Originating from North American locations:
United States and Canada	$22,805	$25,706	$38,627	$27,125	$33,334
Europe	2,182	2,258	4,390	3,703	2,964
Other	488	572	605	507	448

Total North America	25,475	28,536	43,622	31,335	36,746
Originating from our European location:
Europe	4,104	3,920	3,796	3,142	3,834
Other	375	251	276	241	438

Total Europe	4,479	4,171	4,072	3,383	4,272

Net sales	$29,954	$32,707	$47,694	$34,718	$41,018

      Since 2001, we have made significant investments in research and development. We completed a private placement of common stock in the first half of 2001 and used a substantial portion of the proceeds to develop new technologies, including a low-profile satellite TV antenna and a high-speed in-fiber modulator. We introduced our first product using our low-profile satellite TV antenna technology, the TracVision A5, in September 2003. A decline in the potential market for our in-fiber modulator led us to conclude in the second half of 2002 that we should defer further significant investments in this technology until market demand increases. During this period, we also continued to develop other products, and in

October 2003, we introduced our DSP-3000 and TG-6000 fiber optic gyro-based products. As a result of the more advanced progress of these various research and development initiatives and the significant reduction in our investments in our in-fiber modulator technology, we expect that our research and development expense will continue to constitute a smaller percentage of our net sales than we experienced during 2001 and the first nine months of 2002. We anticipate maintaining our efforts in the areas of identifying and evaluating new and innovative satellite and navigation products based on our platform technologies, refining products for commercial introduction and improving manufacturing and development processes.

      In addition to our internally funded research and development efforts, we also conduct research and development activities that are funded by our customers. These activities relate primarily to the customization of our defense products to meet customer requirements. In accordance with generally accepted accounting principles, we account for customer-funded research as revenue, and we account for the associated research costs as cost of goods sold. As a result, some of our expenditures for research and development activities are not included in the research and development expense that we calculate and present in our statement of operations in accordance with generally accepted accounting principles. The following table presents our total annual research effort, representing the sum of research cost of goods sold and the operating expense of research and development as described in our statement of operations. Our management believes this information is useful because it provides a better understanding of our total expenditures on research and development activities.

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
Research and development expense presented on statement of operations	$3,902	$7,885	$8,855	$6,997	$6,566
Cost of customer-funded research and development included in cost of goods sold	1,101	1,342	1,041	842	833

Total expenditures on research and development activities	$5,003	$9,227	$9,896	$7,839	$7,399

      Until recently, we have incurred annual operating losses in connection with the development of our current products and the execution of our business strategy. As of September 30, 2003, we had approximately $7.6 million in cash and an accumulated deficit of approximately $9.7 million.

Critical Accounting Policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure at the date of our financial statements. Our significant accounting policies are summarized in note 1 to our consolidated financial statements. The significant accounting policies that we believe are the most critical in understanding and evaluating our reported financial results include the following:

Revenue Recognition

      Revenue from Product Sales. Revenue from product sales is recognized when requested goods are shipped, title has passed and collectibility is reasonably assured. We establish reserves for potential sales returns and evaluate, on a monthly basis, the adequacy of those reserves based upon historical experience and our expectations for future returns.

      Contracted Service Revenue. Engineering service revenue under long-term development contracts is recognized during the period in which we perform the development efforts in accordance with the performance criteria as established under the agreement. Performance is determined principally by comparing the accumulated costs incurred to date with management’s estimate of total cost to complete the contracted work. Revisions to costs and income estimates are reflected in the period in which the facts that require revision become known. Any advance payments arising from such long-term development contracts are deferred and recognized as revenue when earned. If, in any period, estimated total costs under a contract indicate a loss, then such loss is provided for in that period. To date, contracted service revenue has not been a significant portion of our total revenue.

      Product Service Revenue. Revenue from services other than under long-term development contracts is recognized when completed services are provided to the customer and collectibility is reasonably assured. To date, product service revenue has not been a significant portion of our total revenue.

      Satellite Activation and Usage Revenue. Service activation revenue is recognized at the time of activation. Satellite connectivity and usage revenue is recognized when services are provided to subscribers. To date, satellite activation and usage revenue has not been a significant portion of our total revenue.

Accounts Receivable

      Our estimate for allowance for doubtful accounts related to trade receivables is primarily based on specific, historical criteria. We evaluate specific accounts where we have information that the customer may have an inability to meet its financial obligations. We make judgments, based on facts and circumstances, regarding the need to record a specific reserve for that customer against amounts owed to reduce the receivable to the amount that we expect to collect. We also provide for a general reserve based on an aging analysis of our accounts receivable. We evaluate these reserves on a monthly basis and adjust them as we receive additional information that impacts the amount reserved. If circumstances change, we could change our estimates of the recoverability of amounts owed to us by a material amount.

Inventories

      Inventory is valued at the lower of cost or market. We regularly review current quantities on hand, actual and projected sales volumes and anticipated selling prices on products and write down slow-moving and/or obsolete inventory to its net realizable value. Generally, our inventory does not become obsolete because the materials we use are typically interchangeable among various product offerings. If we overestimate projected sales or anticipated selling prices, our inventory might be overvalued and we would have to reduce our inventory valuation accordingly.

Long-Lived Assets

      Long-lived assets are reviewed for indications of impairment when events and circumstances indicate that the assets might not be recoverable. We measure recoverability of a long-lived asset by comparing the asset’s carrying value to the estimated future undiscounted cash flows associated with the utilization of the asset. If assets were considered impaired, we would measure the impairment by the amount by which the book value of the asset exceeds its fair value based on current market values for comparable assets and projected future cash flows. The preparation of future cash flows requires significant judgments and estimates with respect to future revenues related to the asset and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in a change in this assessment and result in an impairment charge. The preparation of discounted cash flows also requires the selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted cash flows and could increase or decrease the related impairment charge.

Income Taxes and Deferred Income Tax Assets and Liabilities

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. On a quarterly basis, we assess the recoverability of our deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the history of operating losses in our ongoing business, we determined that it was more likely than not that portions of the deferred tax assets were not recoverable and therefore a valuation allowance was established. We determined that the remaining deferred tax assets were recoverable based on certain tax planning strategies. The amount of the deferred tax assets considered realizable could be reduced in the future if there are changes in the feasibility of those tax planning strategies. Conversely, some portion or all of the previously reserved deferred tax assets could be realized in the future if we generate future earnings during the periods in which those temporary differences become deductible.

Results of Operations

      The following table provides, for the periods indicated, certain financial data expressed as a percentage of net sales:

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	62.2	61.9	55.6	56.2	55.3

Gross profit	37.8	38.1	44.4	43.8	44.7
Operating expenses:
Research and development	13.0	24.1	18.6	20.2	16.0
Sales and marketing	21.1	25.7	20.8	21.3	19.9
General and administrative	7.4	7.7	7.5	6.9	8.5

Operating earnings (loss)	(3.7)	(19.4)	(2.5)	(4.6)	0.3
Other income (expense), net	(1.3)	0.3	(0.4)	(0.4)	(0.4)

Loss before income tax expense (benefit)	(5.0)	(19.1)	(2.9)	(5.0)	(0.1)
Income tax expense (benefit)	(1.9)	—	0.2	0.2	(0.5)

Net income (loss)	(3.1)%	(19.1)%	(3.1)%	(5.2)%	0.4%

Nine Months Ended September 30, 2003 and 2002

Operating Summary

      Net income improved by $2.0 million to $155,000, or net income of $0.01 per basic and diluted common share, in the nine months ended September 30, 2003 from a loss of $1.8 million, or a loss of $0.16 per basic and diluted common share, in the same period in 2002. The 2003 year-to-date results benefited from an 18.1% sales increase over the same period in 2002, and a gross margin improvement of 90 basis points, partially offset by an 8.3% growth in operating expenses. The increase in operating expenses was primarily the result of increased sales and marketing expenses associated with the strong growth in satellite communication sales together with the initial TracVision A5 satellite TV antenna product launch expenses. Additional professional fees and increased salary and salary-related expenses also contributed to the year-to-date increase in operating expenses.

Net Sales

      Net sales increased by $6.3 million, or 18.1%, to $41.0 million in the nine months ended September 30, 2003 from $34.7 million in the same period in 2002. The increase was primarily attributable to a 29.9% increase in sales of mobile satellite communication products and a 4.0% increase in sales of defense products. These increases in net sales were primarily driven by changes in volume of product unit sales. Growth in mobile satellite communications sales primarily reflects our focus on the continued development and expansion of sales to major distributors and large account retailers within our marine and land mobile communications product lines. To a limited extent, the successful launch of our new TracVision A5 satellite TV antenna at the end of September 2003 also contributed to the growth in satellite communications sales.

      Sales of defense tactical navigation products, including funded engineering, increased by $200,000, or 2.0%, to $10.0 million in the nine months ended September 30, 2003 from $9.8 million in the same period in 2002; sales of fiber optic gyro components increased by $298,000, or 11.4%, to $2.9 million in the nine months ended September 30, 2003 from $2.6 million in the same period in 2002; and sales of legacy marine and OEM sensor products declined by $202,000, or 9.3%, to $2.0 million in the nine months ended September 30, 2003 from $2.2 million in the same period in 2002.

Cost of Goods Sold

      Our cost of goods sold consists of direct labor, materials, manufacturing overhead expenses and engineering costs related to customer-funded research and development. Cost of goods sold increased by $3.2 million, or 16.2%, to $22.7 million in the nine months ended September 30, 2003 from $19.5 million in the same period in 2002. The 16.2% increase was due almost entirely to the 18.1% increase in net sales offset by our continued focus on containing both direct and indirect manufacturing costs. Customer-funded research and development costs included in cost of goods sold in the nine months ended September 30, 2003 and 2002 were approximately $833,000 and $842,000, respectively. As cost of goods sold decreased in relation to revenue, gross margin increased to 44.7% in the nine months ended September 30, 2003 from 43.8% in the same period in 2002. The gross margin improvement was primarily the result of increased sales volumes leveraging cumulative fixed manufacturing overhead costs and continuing benefit from product cost reduction programs. If our product mix shifts toward mobile satellite communication products, rather than defense products, our overall gross margin is likely to decline.

Operating Expenses

      Research and development expense consists of direct labor, materials, associated overhead expenses, and other direct costs resulting from our internally funded product development activities. All internal research and development costs are expensed in the period they are incurred. Research and development expense decreased by $431,000, or 6.2%, to $6.6 million in the nine months ended September 30, 2003 from $7.0 million in the same period in 2002. As a percentage of net sales, research and development expense decreased to 16.0% in the nine months ended September 30, 2003 from 20.2% in the same period in 2002. The decrease was due primarily to reduced spending on our photonic fiber initiative. Both 2002 and 2003 nine-month period spending levels reflect the significant investment in our new low-profile TracVision A5 satellite antenna.

      Sales and marketing expense consists primarily of salaries and related expenses for sales and marketing personnel, sales commissions for in-house and third party sales representatives, travel expenses, sales literature, advertising and trade shows. Sales and marketing expense increased by $740,000, or 10.0%, to $8.2 million in the nine months ended September 30, 2003 from $7.4 million in the same period in 2002. As a percentage of net sales, sales and marketing expense decreased to 19.9% in the nine months ended September 30, 2003 from 21.3% in the same period in 2002. The dollar increase resulted from initial TracVision A5 product launch and promotional activities and the overall satellite communication sales growth. Also contributing to the increase were higher sales representative commissions that generally scale proportionately with sales volume, and expanded large account and trade show promotions within the marine and land-mobile markets.

      General and administrative expense consists of costs attributable to our management, finance, accounting, management information systems, human resources, facility management, and outside professional services. General and administrative expense increased by $1.1 million, or 45.5%, to $3.5 million in the nine months ended September 30, 2003 from $2.4 million in the same period in 2002. As a percentage of net sales, general and administrative expense increased to 8.5% in the nine months ended September 30, 2003 from 6.9% in the same period in 2002. License and settlement costs, professional fees, salary and salary-related expenses and the consolidation of corporate-wide support services accounted for the cost increases.

Income Taxes

      In the nine months ended September 30, 2003, we had an income tax benefit of $184,000 compared to income tax expense of $86,000 in the same period in 2002. The income tax benefit in the nine months ended September 30, 2003 consisted primarily of a one-time adjustment of approximately $235,000 to reflect the recovery of prior U.S. taxes paid. This benefit resulted from the favorable outcome of an IRS audit of our income tax returns for the fiscal years 1996 through 1998. Income for the nine months ended September 30, 2003 did not result in any U.S. income tax expense because an equal amount of tax benefit from previously recorded valuation allowances was released, offsetting the current year’s income tax expense.

Years Ended December 31, 2002 and 2001

Net Sales

      Net sales increased by $15.0 million, or 45.8%, to $47.7 million in 2002 from $32.7 million in 2001. Mobile satellite communications revenues made up over half of this growth, increasing by $8.2 million, or 46.3%, to $25.9 million in 2002 from $17.7 million in 2001. Communications growth reflects the expansion of sales of land mobile products through large national distributors and significant original equipment manufacturer sales volumes resulting from new agreements with major recreational vehicle distributors and manufacturers.

      Combined sales for our defense navigation, fiber optic gyro components, legacy marine and OEM products increased by $6.8 million, or 45.3%, to $21.8 million in 2002 from $15.0 million in 2001.

      Sales of defense tactical navigation products, including funded engineering, increased by $8.2 million, or 114.1%, to $15.3 million in 2002 from $7.2 million in 2001; sales of fiber optic gyro components declined by $751,000, or 17.1%, to $3.7 million in 2002 from $4.4 million in 2001; and sales of legacy marine and OEM sensor products declined by $630,000, or 18.3%, to $2.8 million in 2002 from $3.5 million in 2001. The growth in defense revenues was due to an increase in the demand for tactical military navigation systems, such as our TACNAV Light system. In addition, an increased percentage of our defense systems sales included fiber optic components. The decline in fiber optic gyro component sales reflected the unevenness of non-recurring orders year-to-year, while the planned decline in marine legacy and OEM orders resulted from a marketing shift away from the consumer marine navigation market towards higher-volume sales opportunities in the mobile satellite communications and defense markets.

Cost of Goods Sold

      Cost of goods sold increased by $6.2 million, or 30.9%, to $26.5 million in 2002 from $20.3 million in 2001. As cost of goods sold decreased in relation to revenue, gross margin increased to 44.4% in 2002 from 38.1% in 2001. Customer-funded research and development costs included in cost of goods sold were approximately $1.0 million in 2002 and $1.3 million in 2001. During 2002, we realized material and labor cost savings equal to 0.6% of sales. Cost improvements resulted from reduced component costs, outsourcing of sub-assemblies and improvements in our manufacturing methods. Our supply-chain and materials requirements planning systems continued to provide us with stronger control over our manufacturing inventories, resulting in favorable material purchase agreements, improved component pricing and increased inventory turns, which rose to 6.6 turns from 5.2 turns during the previous year. Manufacturing overhead spending decreased slightly from the prior year and overhead spending declined as a percentage of sales to 11.1% in 2002 from 16.4% in 2001. Improved manufacturing spending reflects favorable overhead spending and improved capacity utilization at our manufacturing facilities at our headquarters in Middletown, Rhode Island and in Tinley Park, Illinois. Our largest productivity gain occurred at our Rhode Island manufacturing facility, where overhead spending grew modestly, while production rose by 42.4% in 2002 from 2001 levels.

Operating Expenses

      Research and development expense increased by $970,000, or 12.3%, to $8.9 million in 2002 from $7.9 million in 2001. As a percentage of net sales, research and development expense decreased to 18.6% in 2002 from 24.1% in the same period in 2001. Internally funded development costs associated with our low-profile antenna and active-fiber projects for each of 2002 and 2001 represented approximately 50% of total research and development spending in 2002 and 2001. We made significant progress in the development of our low-profile antenna in 2002 and announced the product in January 2003. Telecommunications market conditions forced us to dramatically slow our active fiber high-speed modulator project. Other research and development expense increased approximately $900,000 as a result of decreased customer funding and new hires.

      Sales and marketing expense increased by $1.5 million, or 18.3%, to $10.0 million in 2002 from $8.4 million in 2001. As a percentage of net sales, sales and marketing expense decreased to 20.9% in 2002 from 25.7% in 2001. The majority of the 2002 cost increase was related to variable selling expenses such as third-party sales commissions, trade show costs, media, and the expense of new product introductions. We utilize a third-party distribution network, which augments our in-house resources. Third party distribution allows us to grow with fewer in-house sales personnel and enables us to take advantage of third-party sales resources and their geographic market presence. In 2002, we also entered into OEM agreements with leading recreational vehicle coach manufacturers that allowed us to leverage their sales volumes to increase our product sales. OEM customers provide significant sales volume potential and require a proportionately smaller investment in sales support costs per dollar of revenue than lower volume customers.

      General and administrative expense increased by $1.1 million, or 42.9%, to $3.6 million in 2002 from $2.5 million in 2001. As a percentage of net sales, general and administrative expense decreased slightly to 7.5% in 2002 from 7.7% in 2001. Cost increases reflect annual salary increases, key hires, rising professional fees resulting from compliance with new regulations contained in the Sarbanes-Oxley Act, and professional fees associated with general law support for patent filings, contracts and other legal matters.

      Interest income reflected the interest earned by investing excess cash in fully insured, federal short-term obligations.

      Interest expense was made up of interest charges related to our mortgage loan and the commitment fee associated with the unused portion of our asset-based line of credit.

Income Taxes

      In 2002, we had income tax expense of $86,000 compared to no income tax expense in 2001. Income tax expense in 2002 represented both income tax on income generated by our foreign subsidiary and domestic income tax expense from further adjustment of cumulative domestic income tax benefit. The total income tax benefit resulting from domestic losses for 2002 was allocated to income from continuing operations and stockholders’ equity (e.g., from current year disqualifying dispositions of incentive stock options and exercise of non-qualified stock options), but was fully reserved with a valuation allowance. For a further discussion of income taxes, see note 8 to our consolidated financial statements included elsewhere in this prospectus supplement.

Years Ended December 31, 2001 and 2000

Net Sales

      Net sales increased by $2.8 million, or 9.2%, to $32.7 million in 2001 from $30.0 million in 2000. Mobile satellite communications revenues made up 48.1% of our sales growth, increasing by $1.3 million, or 8.1%, to $17.7 million in 2001 from $16.4 million in 2000. The slowdown of mobile satellite communications sales growth relative to sales growth in 2000 was triggered by increases in fuel prices and economic uncertainties that had a negative impact on recreational vehicle sales, which is one of the largest applications for our land mobile satellite communications products. Towards the end of 2001 gasoline prices fell, and the recreational vehicle market began to recover its strength, stimulating renewed sales growth. We steadily grew our reseller distribution network during 2001, entering into agreements with major recreational vehicle distributors and manufacturers.

      Sales of defense and legacy marine and OEM products, including funded engineering, increased by $1.4 million, or 10.5%, to $15.0 million in 2001 from $13.6 million in 2000. This sales increase was primarily the result of three factors: sales of defense tactical navigation products, not including funded engineering, decreased by $1.6 million, or 22.4%, to $5.5 million in 2001 from $7.0 million in 2000; sales of fiber optic gyro components increased by $2.7 million, or 164.4%, to $4.4 million in 2001 from $1.7 million in 2000; and sales of OEM sensor products increased by $927,000, or 113.0%, to $1.7 million in 2001 from $820,000 in 2000. Then-current events created a significant demand for tactical navigation systems, such as our TACNAV Light system. Although our defense tactical navigation shipments declined in 2001, we were able to demonstrate our products to a wide range of defense customers and put a record number of quotations in our customers’ hands. As a result of these efforts, our TACNAV products won wide acceptance within the U.S. military and allied military circles.

Cost of Goods Sold

      Cost of goods sold increased by $1.6 million, or 8.8%, to $20.3 million in 2001 from $18.6 million in 2000. As cost of goods sold decreased in relation to revenue, gross margin increased to 38.1% in 2001 from 37.8% in 2000. Customer-funded research and development costs included in cost of goods sold were approximately $1.3 million in 2001 and $1.1 million in 2000. During 2001, we realized material and labor cost savings resulting from the redesign of existing products and improvements in our manufacturing process. Our supply-chain materials management system continued to provide us with stronger control over our manufacturing inventories and provided the tools required to better manage our procurement process. This resulted in more favorable material purchase agreements and better pricing. Manufacturing overhead expenses decreased by 1.1% in 2001 and overhead expenses fell as a percentage of net sales to 16.4% from 18.1% in the prior year. Improved manufacturing overhead expenses reflect increased fiber optic gyro capacity utilization and better management of our Rhode Island manufacturing resources.

Operating Expenses

      Research and development expense increased by $4.0 million, or 102.1%, to $7.9 million in 2001 from $3.9 million in 2000. As a percentage of net sales, research and development expense increased to 24.1% in 2001 from 13.0% in the same period in 2000. The cost increase was the result of the acceleration of two development projects, a high-speed in-fiber modulator and a low-profile satellite antenna. The combined costs of the two projects amounted to $4.5 million in 2001. Non-project research and development costs decreased slightly as a result of increased customer funding of defense programs in 2001. Almost one-third of 2001 research and development spending reflected the use of outside consultants and university researchers to support our project developments.

      Sales and marketing expense increased by $2.1 million, or 33.1%, to $8.4 million in 2001 from $6.3 million in 2000. As a percentage of net sales, sales and marketing expense increased to 25.7% in 2001 from 21.1% in 2000. The majority of the cost increase was related to variable selling expenses such as commissions, trade shows, media and new product introductions. In addition, roughly 14% of the 2001 increase related to the reorganization of our post-sales customer support group into a new customer service team providing comprehensive support to the customer, including order placement, product shipment, repair service, and a customer help desk.

      In 2001, we broadened our product offerings to include high-speed broadband Internet capabilities, and we began the process of staffing that function.

      General and administrative expense increased by $294,000, or 13.2%, to $2.5 million in 2001 from $2.2 million in 2000. As a percentage of net sales, general and administrative expense increased slightly to 7.7% in 2001 from 7.4% in 2000. Cost increases reflected annual salary increases and rising professional fees.

      Interest income reflected the interest earned by investing excess cash from our private offering in fully insured, federal short-term obligations.

      Interest expense was made up of interest charges related to our mortgage loan and equipment leases.

Income Taxes

      In 2001, we had no income tax benefit, compared to an income tax benefit of $560,000 in 2000. Total income tax benefit for 2001 was allocated to income from continuing operations and stockholders’ equity, but was fully reserved with a valuation allowance and therefore zero income tax benefit was accounted for in our statement of operations or additional paid-in capital for stock-based compensation income tax benefits (e.g., from current year disqualifying dispositions of incentive stock options and exercise of non-qualified stock options). In 2000, as a consequence of an Internal Revenue Service tax return examination, we made adjustments to income tax credits recorded in prior years. For a further discussion of income taxes, see note 8 to our consolidated financial statements included elsewhere in this prospectus supplement.

Quarterly Results

      The following table presents our unaudited condensed consolidated statement of operations data for each of the eleven quarters ended September 30, 2003. We have prepared this data on the same basis as our audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of this information. You should read these unaudited quarterly results in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement. The consolidated results of operations for any quarter are not necessarily indicative of the results to be expected for any subsequent period.

	Three months ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003	2003	2003

	(unaudited)

	(in thousands, except per share data)
Net sales	$8,133	$7,829	$7,939	$8,806	$9,642	$12,641	$12,435	$12,976	$13,119	$14,384	$13,515
Cost of goods sold	5,010	5,007	5,126	5,112	5,358	7,321	6,837	6,989	7,161	7,808	7,712

Gross profit	3,123	2,822	2,813	3,694	4,284	5,320	5,598	5,987	5,958	6,576	5,803
Operating expenses:
Research and development	1,744	2,261	1,722	2,158	2,333	2,433	2,230	1,858	2,114	2,311	2,141
Sales and marketing	2,248	1,979	2,018	2,167	2,318	2,776	2,317	2,540	2,633	2,600	2,917
General and administrative	638	640	711	525	719	813	850	1,212	978	1,102	1,387

Operating earnings (loss)	(1,507)	(2,058)	(1,638)	(1,156)	(1,086)	(702)	201	377	233	563	(642)
Interest and other income (expense)	(30)	64	71	(7)	(26)	(59)	(51)	(45)	(40)	(84)	(59)

Income (loss) before income tax expense (benefit)	(1,537)	(1,994)	(1,567)	(1,163)	(1,112)	(761)	150	332	193	479	(701)
Income tax expense (benefit)	—	—	—	—	35	51	—	—	10	41	(235)

Net income (loss)	$(1,537)	$(1,994)	$(1,567)	$(1,163)	$(1,147)	$(812)	$150	$332	$183	$438	$(466)

Per share information:
Net earnings (loss) per common share — basic	$(0.18)	$(0.19)	$(0.14)	$(0.11)	$(0.10)	$(0.07)	$0.01	$0.03	$0.02	$0.04	$(0.04)

Net earnings (loss) per common share — diluted	$(0.18)	$(0.19)	$(0.14)	$(0.11)	$(0.10)	$(0.07)	$0.01	$0.03	$0.02	$0.04	$(0.04)

Weighted average number of shares outstanding:
Basic	8,626	10,318	10,924	10,941	10,974	11,005	11,056	11,106	11,237	11,329	11,488

Diluted	8,626	10,318	10,924	10,941	10,974	11,005	11,356	11,458	11,682	11,939	11,488

Liquidity and Capital Resources

      We have historically funded our operations from product sales, net proceeds from public and private equity offerings, bank financings, equipment leases and, to a lesser extent, proceeds received from exercises of warrants and stock options. As of September 30, 2003, we had $7.6 million in cash and cash equivalents and $17.9 million in working capital.

      For the nine months ended September 30, 2003, operating profits combined with increased current liabilities and cash flow from stock option exercises, partially offset by capital expenditures and inventory growth, resulted in a net cash increase of $334,000. Of the total net cash increase of $334,000, cash provided by operations was $1.8 million and capital expenditures were $2.5 million. Cash flow from financing activities for the same nine months added $1.0 million to the cash balance as of September 30, 2003, primarily from the exercise of stock options.

      For the year ended December 31, 2002, cash used in operating activities decreased by $1.6 million to $3.1 million from $4.7 million in 2001. The improvement included the impact of a decrease in the net loss of $4.8 million and an increase in short-term liabilities, which was partially offset by a change from a decrease in accounts receivable of $543,000 in 2001 to an increase in accounts receivable of $3.8 million in 2002, a difference of $4.3 million. A key success factor in preserving operating cash was our control of manufacturing inventory, which decreased by $177,000, while sales grew by 45.8% over 2001 results. Capital spending declined by $640,000 from 2001 to 2002, as we were selective in making capital acquisitions. Cash generated from financing activities declined by $12.1 million from 2001 to 2002, reflecting the fact that a private offering occurred in 2001. Overall, in 2001 we experienced a net increase in cash and cash equivalents of $5.8 million. Factoring out the $13.0 million raised in our 2001 private offering, our cash flows from operating activities, investing activities and other financing activities in 2001 resulted in a net decrease in cash and cash equivalents of $7.2 million. The net decrease in cash and cash equivalents of $4.0 million that we experienced in 2002 represents an improvement in our cash flow by $3.2 million over our 2001 results, calculated without the proceeds from the 2001 private offering. The largest factor contributing to the 2002 results was the decrease in our net loss.

      Since March 27, 2000, we have had a revolving loan agreement with a bank. The agreement originally provided for a $5.0 million asset-based, revolving loan facility. We amended and restated the loan agreement on July 17, 2003. The loan agreement currently provides for a maximum available credit of $15.0 million and will expire on July 17, 2006. We pay interest on any outstanding amounts at a rate equal to, at our option, LIBOR plus 2.0%, or the greater of the Federal Funds Effective Rate plus 0.5% or the bank’s prime interest rate. We pay fees at an annual rate of 0.25% on up to $10.0 million of the unused portion of the loan facility. The loan facility advances funds using an asset availability formula based upon our eligible accounts receivable and inventory balances, less a fixed reserve amount. We may terminate the loan agreement prior to its full term, provided we give 30 days’ written notice to the bank. At September 30, 2003, no borrowings were outstanding under the facility.

      On December 29, 2000, we issued and sold 800,000 shares of common stock to the State of Wisconsin Investment Board at a purchase price of $6.25 per share. In a series of transactions between April 2, 2001 and May 25, 2001, we issued and sold an aggregate of 2,230,767 shares of our common stock at a purchase price of $6.50 per share. In total we realized net proceeds of $17.5 million.

      On January 11, 1999, we entered into a mortgage loan in the amount of $3.0 million. The note term is 10 years, with a principal amortization of 20 years at a fixed rate of interest of 7.0%. Land, building and improvements secure the mortgage loan. The monthly mortgage payment is $23,259, including interest and principal. Due to the difference in the term of the note and amortization of the principal, a balloon payment of $2.0 million is due on February 1, 2009. We paid principal of $87,000 in 2002 and $69,000 in the nine months ended September 30, 2003. As of September 30, 2003, $2.6 million of loan principal remained outstanding.

      We believe that the proceeds from this offering, together with our existing working capital and funds available under our line of credit, will be adequate to meet our planned operating and capital requirements through at least the end of 2004. However, as the need or opportunity arises, we may seek to raise additional capital through public or private sales of securities or through additional debt financing. There are no assurances that we will be able to obtain any additional funding or that such funding will be available on acceptable terms.

Contractual Obligations and Other Commercial Commitments

      Our contractual commitments consist of a mortgage note payable, facility leases and equipment leases. The principal repayment of the mortgage note is based upon a 20-year amortization schedule, but the term is 10 years, requiring a balloon payment of $2.0 million on February 1, 2009. There are no loan-to-value covenants in the loan that would require early pay-down of the mortgage if the market value of the property should decline. We are also obligated under multi-year facility leases that terminate in 2005. Our other operating leases represent vehicle and equipment operating leases.

      The following table summarizes our obligations under these commitments at September 30, 2003.

		Payment Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Mortgage loan	$2,628	$98	$218	$251	$2,061
Facility lease obligations	401	252	149	—	—
Other operating lease obligations	259	185	58	16	—

Total	$3,288	$535	$425	$267	$2,061

      We have not entered into any off-balance sheet commercial commitments, such as standby letters of credit, guarantees or standby repurchase obligations.

Quantitative and Qualitative Disclosure About Market Risk

      Our primary market risk exposure is in the area of foreign currency exchange risk. We are exposed to currency exchange rate fluctuations related to our subsidiary operations in Denmark. Operations in Denmark are transacted primarily in the Danish Krone or Euro and reported in U.S. dollars. We have not engaged in material formal currency hedging activities, but do have a natural hedge in that both subsidiary revenues and expenses are denominated in the same currency. Any gains or losses from currency transactions have not been material.

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. To minimize this risk we maintain our portfolio in cash and cash equivalents comprised primarily of U.S. government-backed treasury money market accounts in which the weighted average maturity is less than three months. We do not invest in any financial instruments denominated in foreign currencies. Accordingly, interest rate risk is not considered material.

      To the extent that we borrow against our credit facility, we will be subject to interest rate risk. There were no borrowings outstanding at September 30, 2003.

Recent Accounting Pronouncements

      In November 2003, the Financial Accounting Standards Board, or FASB, issued a tentative decision to require companies to expense the fair value of all employee equity-based awards granted, modified or settled. The tentatively determined requirements would be effective for public companies beginning in the first quarter of 2005 and would require any options issued or vesting on or after January 1, 2005 to be recognized as compensation expense in accordance with the future statement. The FASB has not yet determined the valuation model required to be adopted. We believe the adoption of this proposed statement will have a material effect upon our financial results beginning in the first quarter of 2005.

BUSINESS

      We develop, manufacture and market mobile satellite communications products for the automotive, recreational vehicle and marine markets, and navigation, guidance and stabilization products for defense markets. Our expertise in mobile satellite antenna, digital compass and fiber optic gyroscope technologies has enabled us to lower the cost, decrease the size and improve the performance of our products. Our research and development, manufacturing and quality control capabilities have enabled us to meet the demanding standards of our military, consumer and commercial customers for performance and reliability. This combination of factors has allowed us to increase our penetration of existing markets and enter new markets.

      We are a leading provider of mobile satellite communications products that enable customers to receive live digital television, telephone and Internet services in their automobiles, recreational vehicles and marine vessels while in motion. In September 2003, we introduced our TracVision A5, the first commercially available, low-profile satellite antenna to provide in-motion satellite TV reception in minivans, SUVs and other passenger vehicles. We sell our TracVision, Tracphone and TracNet mobile satellite communications products through an extensive international network of retailers, distributors and dealers.

      Our defense products include tactical navigation systems that provide uninterrupted navigation and pointing information in a broad range of military vehicles, including Humvees and light armored vehicles. We also offer precision fiber optic gyro-based systems that help stabilize platforms such as gun turrets and radar units and also provide guidance for munitions. We sell our defense products directly to U.S. and allied governments and government contractors, as well as through an international network of independent sales representatives.

Market Overview

Mobile Satellite Communications

      Consumers, businesses and government agencies are increasingly demanding 24-hour mobile access to video, voice, data and Internet content. A variety of existing land-based technologies provide a degree of mobile access. A small number of consumers use traditional over-the-air TV antennas to receive broadcast television while in motion. Mobile phones are commonplace, and a growing number of users are accessing the Internet through a variety of wireless technologies, including Wi-Fi hot spots — limited zones where properly equipped computers can establish a wireless connection to the Internet.

      These technologies are limited by a number of factors, including their need to utilize existing terrestrial wireless infrastructure. The relatively short range of transmission towers make these technologies unsuitable for use in the offshore marine market, where these towers are generally not within reach. Conventional television broadcast signals are difficult to receive while traveling, resulting in poor reception, usually substantially below the quality that consumers have come to expect. The infrastructure for mobile services for telephones and personal digital assistants suffices for low-bandwidth applications, but does not provide adequate bandwidth for services such as digital television and full-featured Web browsing. Although Wi-Fi hot spots can provide high-bandwidth Internet services, they typically have a limited range, making them unsuitable for use while traveling in vehicles.

      Because orbiting satellites provide continuous high-bandwidth coverage over a wide geographic area, satellite communications services address needs that go unmet by wireless and other ground-based communications services. The introduction of more powerful satellites and digital transmission and data compression technologies has enabled the development of a new generation of satellite communications services. For example, before 1994, reception of satellite TV services required large C-band antennas, which are typically six feet across or larger. In 1994, DIRECTV introduced the first direct-to-home satellite TV subscription service compatible with antennas as small as 18 inches across. Other satellite services offer widespread access to voice, fax, data and Internet communications.

      According to Media Business Corp., a media research, reporting and consulting firm for the satellite and cable industries, direct-to-home satellite TV subscription services, such as DIRECTV and the DISH Network, have grown from approximately 600,000 subscribers in the United States at the end of 1994 to approximately 19.4 million subscribers by the end of 2002, a compound annual growth rate of approximately 54%. By contrast, the number of C-band antenna users has declined from 2.2 million in 1994 to fewer than 600,000 at the end of 2002.

      Technological advances such as smaller antennas together with decreasing prices have made satellite communications practical for a wider range of mobile applications. These trends have increased demand for mobile satellite television, Internet and other services. Increasing demand for mobile satellite communications is evidenced by the growing number of consumers using GPS, satellite television and satellite radio receivers. In part, these growth trends are attributable to consumers’ desire for live or real-time content in addition to CDs, DVDs, videotapes and other pre-recorded media. According to XM Radio and SIRIUS, two companies offering satellite radio services, the combined number of their subscribers increased 316% from approximately 390,000 at the end of 2002 to approximately 1.6 million at the end of 2003.

      Key markets for mobile satellite communications products include the following:

      Automotive. Small flat-panel LCD video screens have created the first practical opportunity for consumers to bring video entertainment into passenger vehicles like minivans and SUVs. In a November 2003 report summarizing the results of a survey of consumers purchasing 2003 and early-release 2004 model vehicles, J.D. Power and Associates indicated that more than 20% of purchasers of full-size SUVs, luxury SUVs and minivans have passenger entertainment systems. Consumers are also purchasing video systems in the after-market for installation in vehicles for which video systems were not offered or purchased. More recently, the in-vehicle video trend has begun to extend into smaller passenger vehicles, including station wagons and high-end sedans. Because high-quality TV reception has historically not been available in automobiles, most of these in-vehicle video systems are being used for watching pre-recorded media, such as DVDs and videotapes, and playing video games.

      Land mobile. The land mobile market for mobile satellite communications products includes luxury motor coaches, buses, motor homes and other recreational vehicles, and trucks. Higher-end models of motor coaches and motor homes often include television as standard equipment, and many owners of lower cost vehicles install television as an option. Within this market, the primary audience for in-motion satellite communications systems are motor coaches and Type A motor homes, which are higher-end RVs. Forecasts published by the Recreational Vehicle Industry Association, or the RVIA, in the fall of 2003 indicate that approximately 39,700 new Type A motor homes will be shipped in 2004, adding to the 422,000 Type A motor homes that the RVIA has estimated were built between 1993 and 2003.

      Marine. The marine market for mobile satellite communications products includes recreational power boats and yachts in excess of 40 feet, as well as commercial shipping and fishing vessels, merchant ships and naval vessels. According to a 2002 survey by Power & Motoryacht magazine, approximately 87% of vessels in excess of 40 feet had color television installed. Lacking access to land-based communications systems, yachts and custom power boats were among the first to adopt mobile satellite communications systems, including television, telephone and Internet services. Reductions in the size and price of satellite antennas and other communications equipment may expand the market for these products to smaller, less expensive boats.

      Other Markets. Other markets for mobile satellite communications products include various forms of commercial transportation, such as airplanes, trains and buses. Airlines offer in-flight entertainment systems featuring pre-recorded video content. More recent systems provide passengers with individual video screens and independent channel selection. For example, JetBlue Airways, an airline that began flight operations in February 2000, offers its passengers 24 channels of live television through a relationship with DIRECTV.

      To penetrate these markets, companies offering in-motion mobile satellite equipment must overcome significant technical challenges.

      Tracking satellites from a moving platform. In order to receive a satellite signal, an antenna must remain pointed directly at a satellite. Minor shifts in direction — even as small as a few degrees — can result in the loss of the signal. On mobile platforms such as automobiles, RVs and marine vessels a satellite antenna must be able to sense the platform’s motion and instantly adjust its position to maintain an uninterrupted connection to the satellite signal.

      Reacquiring signals after blockage. Satellite antennas require a direct line of sight to the satellite. As vehicles or vessels travel, they may face temporary interruptions in service as they pass through tunnels, under bridges or by tall buildings, dense foliage and other objects that may block the signal. Satellite antennas mounted on vehicles in motion must minimize this interruption by reacquiring the satellite immediately after regaining a direct line of sight to the satellite.

      Addressing antenna size limitations. Satellite antennas must be large enough to capture sufficient satellite signal energy to support audio or video applications. Buses, motor coaches and large recreational vehicles must meet the height restrictions of bridges and overpasses. Minivans, SUVs, other passenger vehicles and smaller marine vessels do not face the same height limitations, but their owners are often reluctant to install large antenna domes that detract from the appearance of their vehicles or vessels. Antennas for these vehicles must be large enough to maintain high-quality signal reception and yet small enough to address customer’s expectations for size.

Defense

      Military forces around the world are placing an increasing emphasis on technology. To achieve the speed and precision necessary to outmaneuver an adversary, military forces are seeking to use technology not only to gather, analyze and communicate intelligence about the adversary, but also to plan, coordinate and carry out tactical operations. To conduct the rapid deployments, high-speed maneuvers and battlefield coordination required for modern, fast-paced combat strategies, the U.S. military and its allies are increasingly stressing the importance of precision vehicle navigation. Precision navigation requires:

•	accurate data regarding direction, course and speed, regardless of the type of terrain or geographic location;

•	constant and reliable access to this data; and

•	the ability to share, accept and integrate data from other on-board systems, including range finders, communication systems and new battlefield management applications.

To address these needs, the military currently uses a variety of navigation devices, including:

•	Magnetic compasses. Conventional magnetic compasses point to magnetic north but become unreliable when used in or near objects that generate a magnetic field, such as the armor on military vehicles. These compasses are analog mechanical devices that cannot share data with electronic navigation equipment.

•	Digital compasses. Digital compasses provide military vehicles and on-board systems with accurate pointing and heading data by measuring the earth’s magnetic field electronically and compensating for the distortion caused by the vehicle’s unique structure.

•	Gyroscopes. Gyroscopes measure the motion of the vehicle or other platform on which they are installed. They offer a high degree of navigational accuracy, an added advantage that is attractive to military customers. Military-grade gyros include mechanical spinning-mass, fiber optic and ring-laser gyros. Gyroscopic measurements can also be used to stabilize moving platforms, such as gun turrets or optical targeting systems.

•	Global Positioning System. The global positioning system, known as GPS, was introduced in the 1990s. GPS navigation utilizes a constellation of satellites operated by the U.S. government to triangulate a position on the surface of the earth to within 10 meters or less. Although GPS can determine location, it cannot determine heading or direction unless the GPS receiver is in motion.

      Historically, precision navigation systems were primarily installed aboard frontline combat vehicles, such as tanks or light armored vehicles. As combat strategies evolve to require greater coordination among all units involved in military operations, support and service vehicles such as Humvees and supply trucks have a greater need for more sophisticated navigation systems that offer heading, direction, location and related information. According to a September 2003 report by Forecast International, a provider of market research and information for the aerospace, defense, electronics and power systems industries, the United States, its allies and other countries not subject to U.S. embargoes had more than 900,000 armored fighting vehicles, armored support vehicles, self-propelled artillery vehicles and tanks.

      Other military systems, such as guided weapons systems and unmanned aerial vehicles, require precision guidance. Guided munitions were the principal aerial weapons used by the United States during recent operations in Afghanistan and Iraq. According to an initial report issued by the United States Air Force in April 2003, the United States and coalition forces deployed approximately 20,000 guided munitions during the first four weeks of combat operations in Operation Iraqi Freedom, representing approximately 68% of the munitions used during that period. These weapons systems, as well as torpedoes used by naval forces, require highly precise, 3-axis guidance systems to ensure that they follow the correct course to hit the intended target.

      Despite the growing need for reliable, precision navigation aboard armored vehicles and guided munitions, military forces worldwide have faced challenges meeting this need. These challenges include:

      Providing constant access to reliable navigation information. Military personnel in the field require continuously available navigation information that is accurate and easy to use, and neither conventional magnetic compasses nor GPS fully satisfies these needs. In military situations, conventional magnetic compasses are often unreliable. GPS satellite signals can be blocked by natural or manmade obstructions, and GPS systems can be jammed or deceived with relatively unsophisticated technology. Although military-grade gyros can address this need, they have historically been too expensive for the military to deploy on the larger scale needed for equipping support and services forces.

      Integrating navigation information. Traditional navigation solutions have been closed on-board systems that have been unable to share information regarding position, heading and target location with other devices on the vehicle, such as weapons targeting systems and threat detection systems. The emerging use of increasingly sophisticated battlefield management applications will require on-board navigation systems capable of communicating that data not only among systems on the vehicle, but also with external systems, such as friendly vehicles or command and control units.

      Providing cost-effective precision pointing and stabilization. Military forces need cost-effective technology for precision pointing, which is used to aim a gun or take a bearing. GPS cannot provide heading information to stationary vehicles. Mechanical gyros that support pointing and stabilization applications provide the necessary precision, but mechanical failures from shock and vibration typically lead to short product lifespans, with more frequent replacements leading to higher costs. Ring-laser gyros, though both durable and highly precise, can be too expensive for cost-effective deployment.

Our Solutions

      We develop, manufacture and market mobile satellite communications products for the automotive, recreational vehicle and marine markets, and navigation, guidance and stabilization products for defense markets. Our expertise in mobile satellite antenna, digital compass and fiber optic gyroscope technologies has enabled us to lower the cost, decrease the size and improve the performance of our products. This has allowed us to increase our penetration of existing markets and enter new markets.

Mobile Satellite Communications

      We have developed a comprehensive family of products using a range of technologies to address the unique needs of our satellite communications markets. Our TracVision, Tracphone and TracNet products enable customers to receive live satellite TV and to send and receive telephone, fax, and Internet information while on the move. Our products use sophisticated robotics, stabilization and control software, sensing technologies and advanced antenna designs to offer the following benefits:

      Consistent and reliable mobile satellite communications. Our mobile satellite communications products can automatically search for, identify and point directly at the satellite, whether a vehicle or vessel is in motion or stationary. Our antennas use gyros and inclinometers to measure the pitch, roll and yaw of an antenna platform in relation to the earth. Microprocessors and our proprietary stabilization and control software use that data to compute the antenna movement necessary for the antenna’s motors to point the antenna properly and maintain satellite contact. If an obstruction temporarily blocks the satellite signal, our products continue to track the satellite’s location according to the movement of the antenna in order to carry out automatic, rapid reacquisition of the signal when a direct line of sight to the satellite is restored.

      Wide range of products for the mobile user. We provide mobile satellite communications products at attractive prices for a variety of vehicles and vessels. We developed our earliest products for the luxury yacht market and have succeeded in reducing the size and cost of our products for introduction into our other markets, which now include the automotive and land mobile markets. We entered the automotive market in September 2003 with the introduction of our TracVision A5, a low-profile antenna that currently provides in-motion satellite television in the continental United States using the DIRECTV service. Our entry into the automotive market was facilitated by our new hybrid phased-array antenna technology, which integrates hundreds of small antenna elements across a flat surface, allowing a low-profile design.

      Commitment to customer support. Our Certified Support Network offers all of our TracVision, Tracphone and TracNet customers an international network of skilled technical dealers and support centers in many locations where our customers are likely to travel. We have selected distributors based on their technical expertise, professionalism and commitment to quality and regularly provide them with extensive training in the sale, installation and support of our products.

Defense

      We offer a family of digital compass and fiber optic gyro-based systems that address the rigorous requirements of military customers for precision navigation, guidance and stabilization. Our systems offer:

      Reliable, continuously available navigation and guidance. Our systems provide an unjammable source of reliable, easy-to-use and continuously available navigation and pointing data. For example, our TACNAV system can tell a vehicle driver in which direction to steer to reach a certain target, how far the vehicle has traveled, how much farther to the destination, and whether or not the vehicle is on course. Because our digital compass products measure the earth’s magnetic field rather than GPS satellite signals, they are not susceptible to GPS jamming devices. In addition, our new fiber optic gyro-based inertial measurement unit, or IMU, product enhances the accuracy of guided munitions.

      Compatibility with a wide range of vehicles and platforms. We offer multiple variants of our TACNAV system using both our fiber optic gyros and digital compasses, providing low-cost, integrated tactical navigation solutions for military vehicles ranging from trucks and Humvees to light armored vehicles and main battle tanks. TACNAV systems address the varying operational requirements of different vehicles, such as turret pointing on a battle tank and vehicle navigation on a support vehicle. We also offer several fiber optic gyro-based products that support stabilization applications, such as stabilization of turrets and optical targeting systems.

      Integration and aggregation of data from on-board systems. Our navigation systems function as standalone tools and also aggregate, integrate and communicate critical information from a variety of on-board systems. TACNAV can receive data from systems such as the vehicle’s odometer, GPS, laser rangefinders, turret angle indicators and laser warning systems. TACNAV can also output this data to an on-board computer for retransmission through the vehicle’s communications systems to a digital battlefield management application.

Our Strategy

      Our goals are to enhance our position as a leading provider of mobile satellite communications products and expand our presence in the global market for lower cost, high-performance defense navigation, guidance and stabilization products. To achieve these objectives, we intend to pursue the following strategies:

      Capitalize on our engineering expertise to reduce the size and cost of our products. We have successfully used our engineering expertise to achieve ongoing improvements in performance and reductions in the size and cost of our products. We utilized our experience in the development of in-motion satellite tracking antennas for the marine and land mobile markets to develop our TracVision A5 product, the first commercially available low-profile mobile satellite TV antenna for the automotive market. Similarly, we used our extensive experience in fiber optic gyro technology to develop our DSP-3000 product, a new tactical-grade gyroscope that is substantially smaller than any of our prior fiber optic gyro products. We also plan to continue to devote our engineering resources to achieving additional cost reductions in our products, which we believe will enable us to offer our products to larger numbers of consumers at lower prices.

      Leverage new technologies to further penetrate existing markets. We have succeeded in applying our core technologies to the development of a variety of products for both commercial and military applications, and we intend to continue to deploy those technologies in multiple markets. We plan to use our TracVision A5 hybrid phased-array antenna technology to develop new products for our existing marine and land mobile markets. By using the same technology in multiple markets, we expect to gain manufacturing efficiencies and economies of scale associated with purchases of components.

      Expand our distribution network for the automotive market. Our TracVision A5 product is our first offering to the automotive market. We are currently marketing and selling the TracVision A5 in the continental United States through a large number of retailers specializing in automotive electronics and consumer electronic chain stores, as well as a variety of specialty distributors of automotive after-market products and auto dealership expediters. We intend to continue to expand our distribution network to include additional retailers and distributors in the continental United States. We also plan to pursue arrangements with automobile manufacturers to include our TracVision A5 product as optional or standard equipment on the vehicles they manufacture. We have employed this strategy with success in the land mobile market.

      Invest in additional functionality for our products. We believe there are opportunities to increase our sales by adding functionality to our products. We plan to introduce a version of the TracVision A5 that is compatible with the DISH Network. We believe an Internet system compatible with our TracVision A5 product would provide an attractive upgrade path for TracVision customers and could generate additional Internet service revenues. Accordingly, we intend to make future investments in the development of a smaller version of our TracNet Internet access product that is suitable for use in automobiles. We also plan to pursue the integration of satellite communications technology with our existing TACNAV systems to enable them to send and receive navigation data directly to and from digital battlefield management or similar systems.

      Address the global military need for reliable navigation and guidance products. We intend to continue to pursue U.S. and international military customers and to tailor our products to meet their needs, including local language, vehicle type and navigation requirements. In September 2003, our digital compass-based TACNAV Light navigation system was approved by the U.S. Special Operations Command as a standard Army product and given the designation M100 Ground Mobility Enhanced Navigation System, or GMENS. We believe this designation will facilitate future domestic and international sales of this product. In November 2003, the German Army gave the M100 GMENS a similar standard product designation.

Our Products

      We offer a broad array of products to address the needs of a variety of customers in the markets for mobile satellite communications and defense navigation, guidance and stabilization.

Mobile Satellite Communications Products

      Our mobile satellite communications products include our TracVision, Tracphone and TracNet products, which offer satellite television and voice, fax, data and Internet communications to customers in the automotive, land mobile and marine markets. These products represented approximately 54.7% of our net sales in 2000, 54.1% in 2001, 54.3% in 2002 and 63.6% in the nine months ended September 30, 2003.

      We began shipping both our first mobile satellite TV antenna, the TracVision, and our first KVH-branded mobile satellite communications product, the Tracphone K2, in 1996. Since that time, we have expanded our product offerings to include more than 15 different mobile satellite communications products. Our mobile satellite communications antennas are housed in impact-resistant domes to protect them from inclement weather or debris. All of our mobile satellite communications products require customers to pay fees in connection with the services they obtain with our products, such as monthly Internet access fees for TracNet and airtime charges for Tracphone telephone service. We collect these fees only in cases where the customer contracts for these services through us. The following table provides information regarding our principal mobile satellite communications products, including the year of market introduction, height and diameter of the dome, functionality and manufacturer’s suggested retail price.

Product	Introduced	Dome Size	Functionality	MSRP

Automotive — minivans, SUVs and passenger vehicles

TracVision A5	2003	5” (h) x 31” (d)	In-motion satellite TV	$3,495
Land Mobile — luxury motor coaches, buses, recreational vehicles and trucks

TracVision L3/ S3	2000	14.5” (h) x 32” (d)	L-series: In-motion satellite TV	$1,499-$2,999
TracVision L2/ S2	2001	14.5” (h) x 32” (d)	S-series: Stationary satellite TV
TracVision LF/ SF	2002	14.5” (h) x 32” (d)	L3/ S3: Compatible with TracNet
			L2/ S2: Retail version
			LF/ SF: OEM version

TracNet	2002	11” (h) x 10” (d)	In-motion high-speed Internet	$6,995
Marine — commercial shipping vessels, commercial fishing vessels, merchant ships and yachts

TracVision G8	2003	39” (h) x 35” (d)	In-motion satellite TV and	$14,995
TracVision G6/6	2001	27” (h) x 26” (d)	high-speed Internet	$7,495-$9,495
TracVision G4/4	2000	21” (h) x 19” (d)		$5,395-$6,995
TracVision C3	2000	14.5” (h) x 32” (d)		$3,495

Tracphone F77	2002	39” (h) x 35” (d)	F-series: In-motion telephone, fax,	$23,995
Tracphone F55	2003	27” (h) x 26” (d)	and high-speed Internet	$20,995
Tracphone 252	2002	11” (h) x 10” (d)	252: In-motion telephone, fax, and low-speed data	$4,995

TracNet	2002	11” (h) x 10” (d)	In-motion high-speed Internet	$6,995

      Automotive. In the automotive market, we offer the TracVision A5, which uses new hybrid phased-array antenna technology to provide in-motion reception of satellite TV in the continental United States using the DIRECTV service. We began shipping the TracVision A5 at the end of September 2003 following almost three years of research and development. Our TracVision A5 product includes a mobile satellite communications antenna and a receiver to convert the satellite signal into a video stream. The TracVision A5 stands approximately five inches high and mounts to a vehicle’s roof rack, making it practical for use aboard minivans, SUVs and other passenger vehicles. The antenna’s hybrid phased-array technology integrates 260 small antenna elements across a flat surface, mechanically rotates that surface horizontally and uses an electronic “lens” to bend the satellite signal so that the broadcast energy strikes each of the individual elements at closer to a perpendicular angle. The separate signals from each small antenna element are then recombined to create a single data stream.

      Land Mobile. In the land mobile market, we offer several versions of our TracVision satellite TV product, including products intended for both stationary and in-motion use, and our TracNet product. Our TracVision L3 and S3 products offer automatic satellite switching and compatibility with both digital video broadcasting technology and our TracNet product. Our other land mobile TracVision products offer fewer features at lower prices. All of our land mobile TracVision products use an elliptical parabolic antenna to reduce the antenna’s profile to address height restrictions on the road. Our stationary land mobile TracVision products can be upgraded to full in-motion satellite tracking at any time. We sell our TracVision LF and SF products exclusively to original equipment manufacturers for factory installation on new vehicles.

      Our TracNet product uses one of our TracVision antennas to receive broadband downloads of Internet data and either a cellular or satellite modem as a return path. In the continental United States and Canada and nearby coastal waters, TracNet users with a TracVision antenna can surf the Internet at download speeds as fast as 400-512 Kbps, or kilobits per second, while the vehicle is in motion. Without a TracVision antenna, downloads and return path data rates can be as fast as 56 Kbps. TracNet includes both integrated Ethernet networking and 802.11b, known as Wi-Fi, wireless networking capabilities. We began initial TracNet shipments in the second quarter of 2002 and introduced TracNet 2.0 for European consumers in the second quarter of 2003.

      Marine. In the marine market, we offer our complete range of mobile satellite communications products. Our marine TracVision products use round parabolic antennas to receive satellite TV services. Our newest marine satellite TV system is the TracVision G8, which includes a 32-inch carbon fiber antenna for greater range and efficiency and a KVH military-grade fiber optic gyro for precision tracking.

      Our Tracphone products provide in-motion access to global satellite communications offered by Inmarsat, a satellite service provider that supports links for phone, fax and data communications as fast as 64 Kbps. Our Tracphone F77 and F55 antennas use the new Inmarsat Fleet service to offer voice as well as high-speed Internet service, while our Tracphone 252 antenna offers lower-cost voice and low-speed data services via the Inmarsat mini-M service.

      Our marine TracNet system is identical to our land mobile TracNet system.

Defense Products

      Our defense products include digital compasses for tactical navigation, fiber optic gyros for tactical navigation and stabilization, and our recently introduced inertial measurement unit for precision guidance of torpedoes, smart munitions and unmanned aerial vehicles. Our defense products represented approximately 34.3% of our net sales in 2000, 35.3% in 2001, 39.8% in 2002 and 31.6% in the nine months ended September 30, 2003.

      Our TACNAV digital compass products have been sold for use aboard U.S. Army, Marine Corps, and Navy vehicles as well as to many allied countries, including Australia, Britain, Canada, Germany, Italy, New Zealand, Saudi Arabia, Spain, Sweden and Taiwan. Through September 30, 2003, we had shipped approximately 8,000 tactical navigation units worldwide, and we believe that we are among the leading manufacturers of such systems. Our TACNAV products are generally designed to our customers’ specifications. At customer request, we offer training and other services on a time-and-materials basis.

      Our fiber optic gyro products use an all-fiber design without moving parts, which provides precision, accuracy and durability. Fiber optic gyros can be used for precision tactical navigation systems for military vehicles and image stabilization and synchronization for shoulder- or tripod-mounted weapon simulators.

      The following table provides information regarding our defense products, including the date of market introduction, sensor type, representative vehicles and applications, and range of average prices.

			Representative
Product	Introduced	Sensor Type	Vehicles/Application	Average Price

Tactical Navigation
TACNAV II	2001	Fiber optic gyro (digital compass option)	Weapons and communications platforms, cavalry vehicles	$18,000-$20,000
TACNAV TLS	1994	Digital compass (fiber optic gyro option)	Bradley fighting vehicle	$12,000-$15,000
			Light armored vehicles
			Amphibious assault vehicles (AAV-7)
M100 GMENS (formerly TACNAV Light)	1996	Digital compass	Humvee	$8,000-$10,000
			Light, medium and heavy trucks
Guidance and Stabilization
TG-6000 IMU	2003	3-axis, fiber optic gyro- based inertial measurement unit	Flight control, orientation and instrumentation	$14,000-$20,000
			Precision navigation (e.g., torpedoes, smart munitions and unmanned aerial vehicles)
DSP-3000	2003	Tactical-grade fiber optic gyro	Precision tactical navigation systems for military vehicles	$3,100
DSP-5000	2002	Tactical-grade fiber optic gyro	Image stabilization and synchronization for shoulder- or tripod-mounted weapon simulators	$3,000
E•Core 4000	1999	Fiber optic gyro	Turret stabilization	$4,000-$5,000 (single axis)
				$8,000-$11,000 (dual axis)
E•Core 2000	1999	Fiber optic gyro	Antenna and platform stabilization	$2,800

      Tactical Navigation. The TACNAV II Fiber Gyro Navigation Engine is a fiber optic gyro-based navigation and pointing system designed to support a variety of vehicle and weapons platforms. The system offers a compact design, continuous output of heading and pointing data, and a flexible architecture that allows it to function as either a stand-alone navigation module or as the central component of an expanded, multifunctional TACNAV system. We also offer an optional digital compass with TACNAV II.

      TACNAV TLS is a digital compass-based tactical navigation and targeting system designed for turreted vehicles, including reconnaissance vehicles, armored personnel carriers and light armored vehicles. The system offers a range of capabilities, including GPS backup and enhancement, vehicle position, hull and turret azimuth, navigation displays, and target location. We also offer T•FOG, a fiber optic gyro upgrade to enhance the accuracy of the TACNAV TLS.

      The M100 GMENS, formerly TACNAV Light, is a digital compass-based battlefield navigation system specifically designed for non-turreted vehicles. In September 2003, the M100 GMENS was designated by the U.S. Special Operations Command as a standard product, and in November 2003 the German Army gave the M100 GMENS a similar designation. The M100 GMENS offers a range of capabilities, including GPS backup and enhancement, vehicle position, hull azimuth and navigation displays. We believe that customers purchase the M100 GMENS in part because of its low cost relative to its performance.

      Guidance and Stabilization. Our TG-6000 Inertial Measurement Unit, or IMU, introduced in October 2003, is a guidance system that provides precise measurement of motion and acceleration in three dimensions. It uses a three-axis configuration of our DSP-3000 fiber optic gyros integrated with three accelerometers. We believe that this configuration provides outstanding performance, high reliability, low maintenance and easy system integration. The TG-6000 IMU is suitable for use in applications that involve flight control, orientation, instrumentation and navigation, such as torpedoes, smart munitions and unmanned aerial vehicles.

      Our open-loop DSP-5000 and DSP-3000 fiber optic gyros provide tactical-grade precision measurement of the rate and angle of a platform’s turning motion for significantly less than competing closed-loop gyros. We introduced the DSP-5000 in April 2002 and the DSP-3000 in October 2003. Applications for these products include inertial measurement units, integrated navigation systems, attitude/heading/reference systems, and stabilization of antenna, radar and optical equipment. These products use digital signal processing, or DSP, technology to deliver performance superior to analog signal processing devices, which experience greater temperature-sensitive drift and rotation errors. The DSP-3000 is slightly larger than a deck of cards and is available in 1-, 2-, and 3-axis configurations.

      E•Core is the designation for our original line of fiber optic gyros. The E•Core 4000 series offers both single- and dual-axis fiber optic gyros specifically designed to provide the military with a low-cost, high-performance successor to mechanical gyros. E•Core 4000 series fiber optic gyros are available for highly dynamic environments, such as small-caliber gun and turret applications that experience high rates of fire and repeated shocks, as well as applications requiring long-term bias and/or scale factor stability, such as gun and turret stabilization gyros in main battle tanks. Our E•Core 2000 is a low-noise, high-performance fiber optic gyro available with either digital or analog output. The E•Core 2000 is suitable for demanding, non-tactical stabilization, navigation, positioning and instrumentation applications. We are in the process of gradually phasing out our E•Core products in favor of our higher precision, more durable DSP-based fiber optic gyros.

Legacy Products

      We also continue to offer a number of our older products, including digital marine compass systems and hand-held compass and rangefinder products. These products represented approximately 11.0% of our net sales in 2000, 10.6% in 2001, 5.9% in 2002 and 4.8% in the nine months ended September 30, 2003. We expect that these products will experience a long-term decline as we focus our business on more strategic products and services.

      The following table provides information regarding these legacy products, including the date of market introduction, description and manufacturer’s suggested retail price.

Product	Introduced	Description	MSRP

Azimuth 1000	1990	Digital fluxgate compass for powerboats	$345
DataScope	1989	Handheld digital fluxgate compass and monocular	$445
Sailcomp	1982	Digital fluxgate compass for sailboats	$795

Sales and Marketing

      We sell our mobile satellite communications products through an international network of independent retailers, chain stores and distributors, as well as to manufacturers of marine vessels and recreational vehicles. We currently market and sell the TracVision A5 in the continental United States through a large number of retailers specializing in automotive electronics and consumer electronic chain stores, as well as a variety of specialty distributors of automotive after-market products and auto dealership expediters. We do not currently offer the TracVision A5 outside the United States. Our European sales subsidiary located in Denmark, KVH Europe A/ S, coordinates our sales and marketing efforts for our mobile satellite communications products in Europe, the Middle East and Africa.

      We sell our defense products directly to U.S. and allied governments and government contractors, as well as through an international network of independent sales representatives.

Backlog

      Our backlog was approximately $4.9 million on September 30, 2003, $5.6 million on December 31, 2002 and $8.4 million on December 31, 2001.

      Backlog consists of orders evidenced by written agreements and specified delivery dates for customers who are acceptable credit risks. Military orders included in backlog are generally subject to cancellation for the convenience of the customer. When orders are cancelled, we recover actual costs incurred through the date of cancellation and the costs resulting from termination. Individual orders for defense products are often in excess of one million dollars and may require procurement of specialized long-lead components and allocation of manufacturing resources. The complexity of planning and executing larger orders requires customers to order well in advance of the required delivery date, resulting in backlog.

      Backlog is not a meaningful indicator for predicting revenue in future periods. Commercial resellers for our mobile satellite communications products and legacy products do not carry extensive inventories and rely on us to ship products quickly. Our generally rapid delivery of our commercial products results in negligible backlog for those products.

Intellectual Property

      Our ability to compete effectively depends to a significant extent on our ability to protect our proprietary information. We rely primarily on patents and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We own 56 U.S. and foreign patents and have 29 pending patent applications. Among these patents pending are applications relating to certain technological and design features incorporated into our TracVision A5 low-profile satellite TV antenna. In addition to patents, we register our trademarks in the United States and other key markets where we do business. Our patents and trademarks have expiration dates ranging from February 17, 2004 to July 13, 2021. We enter into confidentiality agreements with our consultants, key employees and sales representatives, and maintain controls over access to and distribution of our technology, software and other proprietary information. The steps we have taken to protect our technology may be inadequate to prevent others from using what we regard as our technology to compete with us.

      We do not generally conduct exhaustive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

      From time to time we have faced claims by third parties that our products or technology infringe their patents or other intellectual property rights, and we may face similar claims in the future. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management. If any of our products are found to violate third-party proprietary rights, we may be required to pay substantial damages. In addition, we may be required to re-engineer our products or seek to obtain licenses from third parties to continue to offer our products. Any efforts to re-engineer our products or obtain licenses on commercially reasonable terms may not be successful, which would prevent us from selling our products, and, in any case, could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

Manufacturing

      Manufacturing operations for our mobile satellite communications and navigation products consist of light manufacture, final assembly and testing. Manufacturing operations for our fiber optic gyro products are more complex. We produce specialized optical fiber, fiber optic components and sensing coils and combine them with components purchased from outside vendors for assembly into finished goods. We own optical fiber drawing towers where we produce the specialized optical fiber that we use in all of our fiber optic products. We manufacture our mobile satellite communications products at our headquarters in Middletown, Rhode Island and at a nearby leased facility. We manufacture our navigation and fiber optic gyro products in a facility located in Tinley Park, Illinois.

      We contract with third parties for fabrication and assembly of printed circuit boards, injection-molded plastic parts, machined metal components, connectors and housings. We believe there are a number of acceptable vendors for the components we purchase. We regularly evaluate suppliers for quality, dependability and cost effectiveness. In some instances we utilize sole-source suppliers to develop strategic relationships to enhance the quality of materials and save costs. Our manufacturing processes are controlled by an ISO 9001-certified quality standards program.

Competition

      We encounter significant competition in all of our markets, and we expect this competition to intensify in the future.

      In the market for mobile satellite communications products, we compete with a variety of companies. We believe the principal competitive factors in this market are product size and design, product performance and reliability, service offerings, price and customer support. In the land mobile market for satellite TV communications equipment, we compete directly with King Controls, MotoSAT, TracStar Systems, Inc. and Winegard Company. In the land mobile market for Internet communications equipment and services, we compete directly with Hughes Electronics Corp.’s DIRECWAY service and indirectly with mobile telephone service providers, whose services are substantially cheaper than TracNet. In the marine market for satellite TV communications equipment, we compete with Navigator Technology, Orbit Satellite Television & Radio Network and Sea Tel. In the marine market for telephone, fax, data and Internet communications equipment and services, we compete with Furuno Electric Co., Ltd., Globalstar LP, Iridium Satellite LLC, Japan Radio Company, Nera ASA and Thrane & Thrane A/ S.

      Our TracVision A5 is the first commercially available, low-profile mobile satellite TV antenna for use on minivans, SUVs and other passenger vehicles. Any advantage we may have may erode as others enter this market. In January 2004, Delphi Corp., a prominent supplier of automotive parts, demonstrated a prototype mobile satellite TV antenna that can be integrated into the roof of a luxury SUV. The product, which Delphi announced would be commercialized in coming years, includes antenna technology developed by Motia, Inc., a semiconductor company focused on enabling antennas for wireless systems providers. Motia expects to offer a separate product for the automotive after-market. MotoSAT has announced its intention to introduce a low-profile phased-array satellite antenna manufactured by Skygate in the second quarter of 2004. Winegard has also announced a low-profile in-motion satellite TV antenna compatible with DIRECTV. ERA Technology Ltd. has announced that it has developed a low-profile scanning antenna allowing direct broadcast satellite TV services. These satellite antenna products may have a slightly lower profile than the TracVision’s five-inch profile, and customers may prefer antennas integrated into the vehicle roof or antennas with a lower profile. In addition, Delphi and SIRIUS Satellite Radio announced in January 2004 that they intend to introduce in 2005 a service offering several video channels through SIRIUS’ existing satellite radio system. Customers may delay purchasing the TracVision A5 in anticipation of the release of any of these products. Competition from any of these products could impair our ability sell the TracVision A5 and may force us to reduce the price of the TracVision A5. Moreover, Delphi’s long-term relationships with automobile manufacturers may give it a significant advantage in selling mobile satellite TV antennas to those manufacturers.

      In the defense navigation, guidance and stabilization markets, we compete primarily with Honeywell International Inc., Kearfott Guidance & Navigation Corporation, Leica Microsystems AG, Northrop Grumman Corporation and Smiths Group plc. We believe the principal competitive factors in these markets are performance, accuracy, features, reliability, durability and price.

      Many of our primary competitors are well established companies that have substantially greater financial, managerial, technical, marketing, personnel and other resources than we do.

Research and Development

      Focused investments in research and development are critical to our future growth and competitive position in the marketplace. Our research and development efforts are directly related to timely development of new and enhanced products that are central to our core business strategy. The industries in which we compete are subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success depends in part upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and meet customers’ operational and cost requirements. We may be unable to successfully develop products to address new customer requirements or technological changes, and any products we develop may not achieve market acceptance.

      Our research and development activities consist of projects funded by us, projects funded with the assistance of Small Business Innovative Research grants, and customer-funded contract research. SBIR projects are generally directed towards the discovery of specific information requested by the government research sponsor. Many of these grants have enhanced our technologies, resulting in new or improved product offerings. Our customer-funded research efforts are made up of contracts with defense and OEM customers, whose performance specifications are unique to their product applications. These specifications are different from “off-the-shelf” products and require original research to either modify an existing product or develop a new technology. Defense and OEM research often results in new product offerings. We strive to be the first company to bring a new product to market, and we use our own funds to accelerate new product development efforts. Our aggressive product development strategy has contributed to our operating losses in 2001 and 2002.

Government Regulation

      Our manufacturing operations are subject to various laws governing the protection of the environment and our employees. These laws and regulations are subject to change, and any such change may require us to improve technology or incur expenditures to comply with such laws and regulations.

      We are subject to compliance with the U.S. export administration regulations. Some of our products have military or strategic applications, and are on the Munitions List of the International Traffic in Arms Regulations. These products require an individual validated license to be exported to certain jurisdictions. The length of time involved in the licensing process varies and can result in delays of the shipping of the products.

Employees

      On December 31, 2003, we employed 309 full-time employees, up significantly from the 235 full-time employees we had on December 31, 2002. The increase resulted primarily from hiring for our manufacturing and production operations as we continued to expand both our sales volume and product lines.

      We also employ temporary or contract personnel to provide short-term and/or specialized support for production and other functional projects.

      We believe our future success will depend upon the continued service of our key technical and senior management personnel and upon our continued ability to attract and retain highly qualified technical and managerial personnel. None of our employees is represented by a labor union. We have never experienced a work stoppage and consider our relationship with our employees to be good.

Facilities

      The following table provides information about our current facilities.

			Square
Location	Type	Principal Uses	Footage	Ownership	Lease Expiration

Middletown, Rhode Island	Office, plant and warehouse	Corporate headquarters, research and development, sales and service, manufacturing (mobile satellite communications products), marketing and administration	75,000	Purchased with mortgage loan	—
Middletown, Rhode Island	Plant and warehouse	Manufacturing (mobile satellite communications products)	10,715	Leased	August 2005
Tinley Park, Illinois	Plant and warehouse	Manufacturing (defense products)	23,000	Leased	March 2005
Hoersholm, Denmark	Office and warehouse	European headquarters, sales and service, marketing and administration	11,840	Leased	Terminable upon three-months’ notice

      We anticipate that any substantial increase in demand for our products, including the TracVision A5, would require us to expand our production capacity. Although we can expand production by adding a third shift to our operations, we may need to identify and acquire or lease additional manufacturing facilities. We believe that suitable additional or substitute facilities will be available as required.

Legal Proceedings

      On June 20, 2002, Agility Robotics, Inc. and Ross-Hime Designs, Inc., which we refer to together as Agility, filed a complaint against us in the U.S. District Court for the District of Minnesota alleging that certain of our products infringe three U.S. patents held by Agility. On November 14, 2003, we entered into a license and settlement agreement with Agility, which released all pending claims against us, dismissed the lawsuit with prejudice, and licensed its rights under certain of its patents to us.

      In the ordinary course of business, we may be a party to legal proceedings and claims. In addition, from time to time, we have had disagreements with customers concerning our products and services, which, we believe, will not have a material adverse effect on our operations or capital resources.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors are as follows:

Name	Age	Position

Arent H. Kits van Heyningen(1)	87	Chairman of the Board of Directors
Martin A. Kits van Heyningen(1)	44	President, Chief Executive Officer and Director
Patrick J. Spratt	56	Chief Financial Officer
Daniel R. Conway	50	Vice President, Business Development
Josina de Smit(1)	66	Treasurer
James S. Dodez	45	Vice President, Marketing
Kalyan Ganesan	55	Vice President, Engineering
Robert W.B. Kits van Heyningen(1)	46	Vice President, R&D and Director
Ian C. Palmer	38	Vice President, Satellite Sales
Mark S. Ain(2)(3)	60	Director
Stanley K. Honey	48	Director
Bruce J. Ryan(2)	60	Director
Charles R. Trimble(2)(3)	62	Director

(1)	Arent Kits van Heyningen is the spouse of Josina de Smit, and they are the parents of Martin Kits van Heyningen and Robert Kits van Heyningen.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

      Arent H. Kits van Heyningen, one of our founders, has served as our chairman of the board of directors since 1982. He also has served as our chief scientist since that time. From 1963 to 1986, Mr. Kits van Heyningen was principal engineer at the Submarine Signal Division of Raytheon Company. Mr. Kits van Heyningen received a B.S. and an M.S. in electrical engineering from Delft Technical University, The Netherlands.

      Martin A. Kits van Heyningen, one of our founders, has served as our president and a director since 1982 and has served as our chief executive officer since 1990. From 1980 to 1982, Mr. Kits van Heyningen was employed by the New England Consulting Group, a marketing consulting firm, as a marketing consultant. Mr. Kits van Heyningen received a B.A. cum laude from Yale University.

      Patrick J. Spratt has served as our chief financial officer since July 2002. From April 2001 to June 2002, Mr. Spratt served as an independent consultant, including service as the chief financial officer of FabCentric, Inc., a provider of productivity software for semiconductor manufacturing, from April 2001 until its acquisition in December 2001. From January 2000 to April 2001, Mr. Spratt served as a director and the chief financial officer of NEGEN Access, Inc., an early-stage broadband telecommunications company. From 1998 to January 2000, he served as the chief financial officer and treasurer of BioReliance Corporation, a pharmaceutical and biotechnology testing, development and manufacturing firm. Mr. Spratt previously had a 25-year career at Digital Equipment Corporation, including terms of service as vice president of investor relations from 1996 to 1998, vice president of business operations for computer systems from 1994 to 1996, and vice president of finance for worldwide engineering from 1993 to 1994. Mr. Spratt holds a B.A. in mathematics from Boston College and an M.B.A. from Boston University and has completed executive education programs at Columbia University and Harvard Business School.

      Daniel R. Conway has served as our vice president of business development for military and industrial products since January 2003. From March 2000 to December 2002, Mr. Conway was the vice president of sales and marketing at BENTHOS Inc., an oceanographic technology company with customers in the marine, oil and gas, government and scientific markets. From 1980 to January 2000, he served in a variety of positions at Anteon (formerly Analysis & Technology), including vice president for new business development and acquisition integration from 1997 to January 2000 and vice president of operations for the Newport, Rhode Island operation from 1991 to 1997. Mr. Conway is a graduate of the U.S. Naval Academy with post-graduate studies in nuclear engineering, and he received an M.B.A. from the University of Rhode Island. He served for five years as a member of the U.S. Navy nuclear submarine force and was a Commander in the U.S. Naval Reserve (Naval Intelligence) for more than 10 years.

      Josina de Smit, one of our founders, has served as our treasurer since 1986. She has also held a variety of financial, administrative and human resources positions, including terms serving as our financial manager and human resources manager.

      James S. Dodez has served as our vice president of marketing since October 1998. From 1995 to October 1998, he served as our vice president of marketing and reseller sales, and from 1986 to 1995 he served as our marketing director. From 1985 to 1986, Mr. Dodez was the marketing director at Magratten Wooley, Inc., an advertising agency. Mr. Dodez received a B.S. from Miami University of Ohio.

      Dr. Kalyan Ganesan has served as our vice president of engineering since May 2002. From February 2001 to February 2002, Dr. Ganesan served as the vice president of engineering for CoWave Networks, an early-stage developer of wireless broadband products. From February 1990 to September 2000, he served as an assistant vice president at Hughes Network Systems, where he oversaw engineering and product research and development within the Satellite and Broadband Carrier Networks Divisions. From 1986 to 1990, he served as U.S. West’s technical director for advanced technologies. Dr. Ganesan received a B.S. in electrical engineering from Annamalai University, India and an M.S. in electronics and communications engineering from the Indian Institute of Technology, New Delhi, India. He received his Ph.D. in computer science and engineering from Case Western Reserve University.

      Robert W.B. Kits van Heyningen, one of our founders, has served as one of our directors since 1982 and as our vice president of research and development since April 1998. From 1982 to April 1998, he served as our vice president of engineering. From 1979 to 1982, Mr. Kits van Heyningen was an associate engineer at the Submarine Signal Division of Raytheon Company and from 1977 to 1984 he served as a consultant to various companies and universities. Mr. Kits van Heyningen received a B.S. in physics from McGill University with a minor in computer science.

      Ian C. Palmer has served as our vice president of satellite sales since September 2000. From September 1998 to September 2000, he served as director of satellite sales, from February 1997 to September 1998 he served as our reseller sales manager, from December 1995 to February 1997 he served as our sales manager and from December 1993 to December 1995 he served as our marine sales coordinator. From December 1989 to December 1993, Mr. Palmer served as sales manager for Euro Marine Trading. He received a B.A. in international relations and business from Boston University.

      Mark S. Ain has served as one of our directors since 1997, the chairman of our compensation committee since 1997 and a member of our audit committee since 2000. He is the chief executive officer and chairman of the board of directors of Kronos Incorporated, which he founded in 1977. Mr. Ain also serves on the boards of directors of the Park Electrochemical Corporation, LTX Corporation and the Walker School. He received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from the University of Rochester.

      Stanley K. Honey has served as one of our directors since 1997. Since January 2004, he has served as the chief scientist of Sportvision Systems, LLC, which he co-founded in November 1997. He served as president and chief technology officer of Sportvision Systems from 2000 to January 2004 and as its executive vice president and chief technology officer from 1998 to 2000. From 1993 to 1997, Mr. Honey served as executive vice president of technology for the New Technology Group of News Corporation. From 1989 to 1993, Mr. Honey served as president and chief executive officer of ETAK, Inc., a wholly owned subsidiary of News Corporation. Mr. Honey founded ETAK in 1983 and served as its executive vice president of engineering until News Corporation acquired it in 1989. Mr. Honey received a B.S. from Yale University and an M.S. from Stanford University.

      Bruce J. Ryan has served as one of our directors and the chairman of our audit committee since July 2003. Since November 2003, he has served as the chief executive officer and chairman of Infinicon Systems. From February 1998 to November 2002, he served as executive vice president and chief financial officer of Global Knowledge Network, a provider of information technology and computer software training programs and certifications. From 1994 to 1997, he served as the executive vice president and chief financial officer of Amdahl Corporation, a provider of information technology solutions. Mr. Ryan previously had a 25-year career at Digital Equipment Corporation, where he served in various executive positions, including senior vice president of the financial services, government and professional services business group. Mr. Ryan also serves on the boards of directors of CNT Corporation, Ross Systems and Axeda Systems. He received a B.S. in business administration from Boston College and an M.B.A. from Suffolk University.

      Charles R. Trimble has served as one of our directors since 1999, a member of our audit committee since 2001 and a member of our compensation committee since 2000. From 1981 to 1998, he served as the president and chief executive officer of Trimble Navigation Limited, a GPS company which he founded in 1978. Previously, he served as the manager of integrated circuit research and development at Hewlett-Packard’s Santa Clara Division. Mr. Trimble is an elected member of the National Academy of Engineering, and he has been chairman of the United States GPS Industry Council since 1996. He received a B.S. in engineering physics, with honors, and an M.S. in electrical engineering from the California Institute of Technology.

PRINCIPAL STOCKHOLDERS

      The following table provides information regarding the beneficial ownership of our common stock as of January 16, 2004 and as adjusted to reflect our sale of the shares of common stock offered by this prospectus supplement and the accompanying prospectus by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our chief executive officer, our four other most highly compensated executive officers as of December 31, 2003 and a former executive officer; and

•	all of our current directors and executive officers as a group.

      The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The “Right to Acquire” column reflects beneficial ownership of shares subject to options that may be exercised within 60 days after January 16, 2004. Percentage ownership is based on 11,603,103 shares issued and outstanding as of January 16, 2004.

				Percentage of
				Common Stock
				Beneficially Owned

	Shares	Right to		Before	After
Name of Beneficial Owner	Outstanding	Acquire	Total	Offering	Offering

FMR Corp.(1)	1,391,781	—	1,391,781	12.0%	9.7%
Arent H. Kits van Heyningen(2)	569,685	24,125	593,810	5.1	4.1
Martin A. Kits van Heyningen(3)	255,386	110,650	366,036	3.1	2.5
Robert W.B. Kits van Heyningen	119,239	27,500	146,739	1.3	1.0
James S. Dodez	25,573	32,500	58,073	*	*
Mark S. Ain	21,800	27,500	49,300	*	*
Stanley K. Honey	13,375	25,000	38,375	*	*
Charles R. Trimble	3,000	27,500	30,500	*	*
Patrick J. Spratt	5,276	21,250	26,526	*	*
Ian C. Palmer	3,586	22,500	26,086	*	*
Daniel Conway(4)	6,000	15,500	21,500	*	*
S. Joseph Bookataub(5)	16,450	—	16,450	*	*
Bruce J. Ryan	—	7,500	7,500	*	*
All current directors and executive officers as a group (13 persons)(6)	1,023,141	344,025	1,367,166	11.4%	9.3%

*	Less than 1%.

(1)	Information is based on a Schedule 13G filed by FMR Corp. with the Securities and Exchange Commission on October 10, 2003. The Schedule 13G states that Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is a beneficial owner of 500,954 shares as a result of acting as investment adviser to various investment companies, Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 553,127 shares as a result of its serving as investment manager of institutional accounts and Fidelity International Limited, whose ownership was disclosed in the Schedule 13G, is the beneficial owner of 337,700 shares. The Schedule 13G states that various persons have the right to receive, or to direct the receipt of dividends from, or the proceeds from the sale of, the common stock, and that no one person’s interest in our common stock is more than five percent.

(2)	Includes 242,752 shares of common stock and 1,000 shares subject to options held by Josina de Smit, Arent H. Kits van Heyningen’s spouse. Arent H. Kits van Heyningen is the father of Martin A. Kits van Heyningen and Robert W.B. Kits van Heyningen and disclaims beneficial ownership of his sons’ shares.

(3)	Includes 4,741 shares of common stock and 5,650 shares subject to options held by Mr. Kits van Heyningen’s spouse, who is one of our employees.

(4)	Includes 5,500 shares of common stock subject to options held by Mr. Conway’s spouse, who is one of our employees.

(5)	Mr. Bookataub resigned from our company effective December 5, 2003.

(6)	Includes shares listed in notes 2, 3 and 4. Also includes 221 shares of our common stock and 2,500 shares subject to options held by an executive officer not listed in this table.

UNDERWRITING

      We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., SG Cowen Securities Corporation, Raymond James & Associates, Inc. and C.E. Unterberg, Towbin are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares

Needham & Company, Inc.	1,100,000
SG Cowen Securities Corporation	687,500
Raymond James & Associates, Inc.	687,500
C.E. Unterberg, Towbin	275,000

Total	2,750,000

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $0.60 per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the offering price and other selling terms may be changed by the representatives.

      We have granted an option to the underwriters to purchase up to 412,500 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total

	Per Share	No Exercise	Full Exercise

Paid by KVH Industries, Inc.	$1.02	$2,805,000	$3,225,750

      We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $700,000. In addition, we have agreed to reimburse the representatives for out-of-pocket expenses if the offering made hereby is not completed under certain circumstances.

      The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

      We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. This agreement does not apply to the grant or exercise of options or other issuance of common stock under any existing stock option or other employee benefit plans. Our directors and executive officers, who collectively hold in the aggregate 1,023,141 outstanding shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. These lock-up agreements generally apply to securities held as of the date of this prospectus supplement and do not prohibit transfers to us, including in connection with the exercise of stock options, or transfers for gift or estate planning purposes, provided that the transferee agrees to be bound by the same restrictions. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      Needham & Company, Inc. and SG Cowen Securities Corporation have in the past provided investment banking services and general financing and banking services to us, for which they received customary fees. Any of the underwriters may provide similar services to us in the future, for which we would expect to pay them customary fees.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

      Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

      These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus supplement and accompanying prospectus will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. Partners of Foley Hoag LLP own 18,400 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

      Our consolidated financial statements as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included and incorporated by reference in this prospectus supplement and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, included and incorporated by reference in this prospectus supplement and in the registration statement, and upon the authority of that firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002 and

Nine Months Ended September 30, 2003 and 2002 (unaudited)

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

KVH Industries, Inc.:

      We have audited the accompanying consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KVH Industries, Inc. and subsidiary at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Providence, Rhode Island

January 31, 2003

KVH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,240,893	$7,239,255	$7,572,996
Accounts receivable, net of allowance for doubtful accounts of $68,037 in 2001, $153,090 in 2002 and $135,000 in 2003	6,026,689	9,716,292	9,523,479
Costs and estimated earnings in excess of billings on uncompleted contracts	482,486	377,058	438,971
Inventories	4,124,203	3,947,207	6,401,177
Prepaid expenses and other deposits	406,866	587,647	585,726
Deferred income taxes	637,799	616,877	552,871

Total current assets	22,918,936	22,484,336	25,075,220
Property and equipment, net	7,431,287	7,384,888	8,739,411
Other assets, less accumulated amortization of $505,812 in 2001, $638,395 in 2002 and $732,913 in 2003	573,849	441,225	346,707
Deferred income taxes	2,238,430	2,238,430	2,238,430

Total assets	$33,162,502	$32,548,879	$36,399,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$86,974	$93,262	$96,574
Accounts payable	2,084,507	2,321,104	4,486,200
Accrued expenses	1,143,790	2,007,470	2,593,895
Customer deposits	903,853	91,665	31,230

Total current liabilities	4,219,124	4,513,501	7,207,899
Long-term debt excluding current portion	2,697,147	2,603,885	2,531,238

Total liabilities	6,916,271	7,117,386	9,739,137
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 1,000,000 shares; none issued	—	—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 10,961,191 as of December 31, 2001, 11,149,768 as of December 31, 2002 and 11,529,678 as of September 30, 2003	109,612	111,498	115,297
Additional paid-in capital	34,478,002	35,134,093	36,208,567
Accumulated deficit	(8,341,383)	(9,818,025)	(9,663,233)
Accumulated other comprehensive income	—	3,927	—

Total stockholders’ equity	26,246,231	25,431,493	26,660,631

Commitments and contingencies (notes 4, 5 and 15)
Total liabilities and stockholders’ equity	$33,162,502	$32,548,879	$36,399,768

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net sales	$29,953,727	$32,707,123	$47,694,483	$34,718,070	$41,017,886
Cost of goods sold	18,620,438	20,255,238	26,504,831	19,515,902	22,680,578

Gross profit	11,333,289	12,451,885	21,189,652	15,202,168	18,337,308
Operating expenses:
Research and development	3,902,154	7,885,374	8,854,946	6,996,668	6,565,708
Sales and marketing	6,322,181	8,411,910	9,950,784	7,410,575	8,150,129
General and administrative	2,220,471	2,514,178	3,593,827	2,383,123	3,467,317

Operating earnings (loss)	(1,111,517)	(6,359,577)	(1,209,905)	(1,588,198)	154,154
Other income (expense):
Interest income (expense), net	(192,437)	140,173	(118,696)	(87,212)	(115,288)
Other expense	(196,803)	(41,989)	(61,941)	(47,054)	(68,361)

Loss before income tax expense (benefit)	(1,500,757)	(6,261,393)	(1,390,542)	(1,722,464)	(29,495)
Income tax expense (benefit)	(559,637)	—	86,100	86,100	(184,287)

Net income (loss)	$(941,120)	$(6,261,393)	$(1,476,642)	$(1,808,564)	$154,792

Per share information:
Net earnings (loss) per common share — basic	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Net earnings (loss) per common share — diluted	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Weighted average number of shares outstanding:
Basic	7,628,166	10,217,305	11,039,676	11,017,596	11,352,489

Diluted	7,628,166	10,217,305	11,039,676	11,017,596	11,845,942

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

		Additional		Other	Total
	Common	Paid-in	Accumulated	Comprehensive	Stockholders’
	Stock	Capital	Deficit	Income	Equity

Balances at December 31, 1999	$72,969	$15,567,880	$(1,138,870)	$—	$14,501,979
Net loss	—	—	(941,120)	—	(941,120)
Sale of common stock	8,000	4,316,608	—	—	4,324,608
Common stock issued under benefit plan	490	163,157	—	—	163,647
Issuance of warrants	—	173,688	—	—	173,688
Exercise of stock options	4,732	965,126	—	—	969,858

Balances at December 31, 2000	86,191	21,186,459	(2,079,990)	—	19,192,660
Net loss	—	—	(6,261,393)	—	(6,261,393)
Sale of common stock	22,138	12,211,539	—	—	12,233,677
Common stock issued under benefit plan	347	173,170	—	—	173,517
Issuance of warrants	—	777,770	—	—	777,770
Exercise of stock options	936	129,064	—	—	130,000

Balances at December 31, 2001	109,612	34,478,002	(8,341,383)	—	26,246,231
Net loss	—	—	(1,476,642)	—	(1,476,642)
Common stock issued under benefit plan	299	167,353	—	—	167,652
Exercise of stock options	1,587	488,738	—	—	490,325
Unrealized gain on foreign exchange contract	—	—	—	3,927	3,927

Balances at December 31, 2002	111,498	35,134,093	(9,818,025)	3,927	25,431,493
Net income (unaudited)	—	—	154,792	—	154,792
Non-cash stock based compensation expense (unaudited)	—	12,057	—	—	12,057
Common stock issued under benefit plan (unaudited)	121	91,270	—	—	91,391
Exercise of warrants (unaudited)	1,090	(1,090)	—	—	—
Exercise of stock options (unaudited)	2,588	972,237	—	—	974,825
Unrealized gain on foreign exchange contract (unaudited)	—	—	—	(3,927)	(3,927)

Balances at September 30, 2003 (unaudited)	$115,297	$36,208,567	$(9,663,233)	$—	$26,660,631

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(941,120)	$(6,261,393)	$(1,476,642)	$(1,808,564)	$154,792
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,190,316	1,366,392	1,623,211	1,161,500	1,195,445
Loss on forward exchange contracts	—	—	—	1,865	—
Provision for doubtful accounts	(17,096)	(16,126)	85,053	9,728	34,334
Deferred income taxes	(928,192)	—	20,922	86,100	64,006
(Increase) decrease in accounts and contracts receivable	(3,174,490)	543,413	(3,774,656)	(2,609,126)	158,479
Decrease (increase) in costs and estimated earnings in excess of billings on uncompleted contracts	25,347	(63,341)	105,428	68,427	(61,913)
Decrease (increase) in inventories	71,609	(523,543)	176,996	(201,838)	(2,457,897)
Decrease (increase) in prepaid expenses and other deposits	(53,725)	(60,348)	(176,854)	(172,669)	1,921
Increase (decrease) in accounts payable	(121,572)	606,309	236,597	885,081	2,165,096
Increase (decrease) in accrued expenses	372,704	(21,000)	863,680	458,814	586,425
(Decrease) increase in customer deposits	1,195,091	(291,238)	(812,188)	(773,533)	(60,435)

Net cash provided by (used in) operating activities	(2,381,128)	(4,720,875)	(3,128,453)	(2,894,215)	1,780,253

Cash flows from investing activities:
Capital expenditures	(410,273)	(2,084,680)	(1,444,188)	(1,171,707)	(2,455,450)

Net cash used in investing activities	(410,273)	(2,084,680)	(1,444,188)	(1,171,707)	(2,455,450)

Cash flows from financing activities:
Repayment of mortgage note payable	(75,643)	(81,111)	(86,974)	(61,712)	(69,335)
(Repayment) borrowings against bank line of credit	598,865	(598,865)	—	—	—
Proceeds from sale of common stock	4,498,296	13,011,447	—	—	—
Stock option and benefit plan transactions	1,133,505	303,517	657,977	441,016	1,078,273

Net cash provided by financing activities	6,155,023	12,634,988	571,003	379,304	1,008,938

Net (decrease) increase in cash and cash equivalents	3,363,622	5,829,433	(4,001,638)	(3,686,618)	333,741
Cash and cash equivalents at beginning of period	2,047,838	5,411,460	11,240,893	11,240,893	7,239,255

Cash and cash equivalents at end of period	$5,411,460	$11,240,893	$7,239,255	$7,554,275	$7,572,996

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$246,493	$224,039	$219,707	$166,580	$163,316

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

(a) Description of Business

      KVH Industries, Inc. (“KVH” or the “Company”) develops, manufactures and markets mobile satellite communications products for the automotive, recreational vehicle and marine markets, and navigation, guidance and stabilization products for defense markets.

      The Company is a leading provider of mobile satellite communications products that enable customers to receive live digital television, telephone and Internet services in their automobiles, recreational vehicles and marine vessels while in motion. The Company sells its TracVision, Tracphone and TracNet mobile satellite communications products through an extensive international network of retailers, distributors and dealers.

      The Company’s defense products include tactical navigation systems that provide uninterrupted navigation and pointing information in a broad range of military vehicles, including Humvees and light armored vehicles. The Company also offers precision fiber optic gyro-based systems that help stabilize platforms such as gun turrets and radar units and also provide guidance for munitions. The Company sells its defense products directly to U.S. and allied governments and government contractors, as well as through an international network of independent sales representatives.

(b) Principles of Consolidation

      The consolidated financial statements include the financial statements of KVH Industries, Inc. and its wholly owned subsidiary, KVH Europe A/ S (“KVH Europe”). All significant inter-company accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

      The Company considers all highly liquid investments with maturity, at the purchase date, of three months or less to be cash equivalents.

(d) Revenue Recognition

      Product sales. Revenue from product sales is recognized when requested goods are shipped, title has passed and collectibility is reasonably assured. The Company establishes reserves for potential sales returns and evaluates, on a monthly basis, the adequacy of those reserves based upon realized historical experience.

      Contracted service revenue. Engineering service revenue under long-term development contracts is recognized during the period in which the Company performs the development efforts in accordance with the performance criteria as established under the agreement. Performance is determined principally by comparing the accumulated costs incurred to date with management’s estimate of total cost to complete the contracted work. Revisions to costs and income estimates are reflected in the period in which the facts that require revision become known. Any advance payments arising from such long-term development contracts are deferred and recognized as revenue when earned. If, in any period, estimated total costs

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(1) Summary of Significant Accounting Policies (continued)

under a contract indicate a loss, then such loss is provided for in that period. To date, contracted service revenue has not been a significant portion of the Company’s total revenue.

      Product service revenue. Revenue from services other than under long-term development contracts is recognized when completed services are provided to the customer and collectibility is reasonably assured. To date, product service revenue has not been a significant portion of the Company’s total revenue.

      Satellite activation and usage revenue. Service activation revenue is recognized at time of activation. Satellite connectivity and usage revenues are recognized when programming service is provided to subscribers. To date, satellite activation and usage revenues have not been a significant portion of the Company’s total revenue.

(e) Progress Payments

      Progress payments received on long-term development contracts are applied against the balance sheet item costs and estimated earnings in excess of billings on uncompleted contracts. Under certain contractual arrangements by which progress payments are received from the United States Government, the United States Government has a lien on the capitalized project costs identified with related contracts.

(f) Inventories

      Inventories are stated at the lower of cost or market using the first-in first-out costing method.

(g) Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the respective assets. The principal lives, in years, used in determining the depreciation rates of various assets are: buildings and improvements, 40 years; leasehold improvements, over term of lease; machinery and equipment, 5 years; office and computer equipment, 5-7 years; and motor vehicles, 4 years.

(h) Other Assets

      Other assets consist of patents and capitalized costs of workforce resulting from the 1997 acquisition of fiber optic assets from Andrew Corporation. These costs are being amortized on a straight-line basis over periods ranging from 5-12 years. The Company continually reviews intangible assets to assess recoverability from estimated future results of operations and estimated future cash flows.

(i) Research and Development

      Expenditures for research and development, including customer-funded research and development, are expensed as incurred. Revenue from customer-funded research and development is included in net sales,

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(1) Summary of Significant Accounting Policies (continued)

and the related product development costs are included in cost of goods sold. Revenue and related development costs from customer-funded research and development are as follows;

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Customer-funded revenues	$1,594	$1,715	$1,472	$1,217	$974
Customer-funded costs	1,101	1,342	1,041	842	833

(j) Foreign Currency Translation

      The financial statements of the Company’s foreign subsidiary are maintained in the United States dollar functional currency for both reporting and consolidation purposes. Historical exchange rates in effect on the date of the transaction are used to translate and record monetary assets and liabilities. Revenue and other expense elements are translated at rates that approximate the rates in effect on the transaction dates. Realized foreign currency exchange gains and losses are recognized within sales and marketing expense in the consolidated statements of operations.

(k) Stock-based Compensation

      The Company accounts for its various stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” The pro forma information below is based on provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” issued in December 2002.

	Years ended			Nine months ended
	December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss) as reported	$(941)	$(6,261)	$(1,477)	$(1,809)	$155
Deduct: Compensation expense under SFAS 123, net of tax at expected tax rate for the period	413	1,420	703	517	984

Pro forma net loss	$(1,354)	$(7,681)	$(2,180)	$(2,326)	$(829)

Earnings (loss) per share — basic
As reported	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Pro forma	$(0.18)	$(0.75)	$(0.20)	$(0.21)	$(0.07)

Earnings (loss) per share — diluted
As reported	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Pro forma	$(0.18)	$(0.75)	$(0.20)	$(0.21)	$(0.07)

(l) Income Taxes

      Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(1) Summary of Significant Accounting Policies (continued)

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Long-lived Assets

      The Company’s management reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(o) Earnings (Loss) per Common Share

      Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share incorporates the dilutive effect of common stock equivalent options, warrants and other convertible securities, if any, as determined in accordance with the treasury-stock accounting method. Common stock equivalents to purchase approximately 509,000, 425,000 and 342,000 common stock shares for the twelve-month periods ended December 31, 2000, 2001, and 2002, respectively, have been excluded from the fully diluted calculation of loss per share, as inclusion would be anti-dilutive. Similarly, approximately 254,000 common stock shares for the nine-month period ended September 30, 2002, have been excluded from the fully diluted calculation of loss per share, as inclusion would be anti-dilutive. The following is a reconciliation of the

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(1) Summary of Significant Accounting Policies (continued)

weighted-average number of shares outstanding used in the computation of earnings (loss) per common share:

	Years ended			Nine months ended
	December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Per share calculation — basic
Net (loss) income	$(941)	$(6,261)	$(1,477)	$(1,809)	$155

Common shares outstanding	7,628	10,217	11,040	11,018	11,352
(Loss) earnings per common share — basic	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

Per share calculation — diluted
Net (loss) income	$(941)	$(6,261)	$(1,477)	$(1,809)	$155

Common shares outstanding	7,628	10,217	11,040	11,018	11,352
Additional shares assuming conversion of stock options and warrants	—	—	—	—	494

Average common and equivalent shares outstanding	7,628	10,217	11,040	11,018	11,846

(Loss) earnings per common share — diluted	$(0.12)	$(0.61)	$(0.13)	$(0.16)	$0.01

(p) Fair Value of Financial Instruments

      The carrying amounts of accounts receivable, contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

(2) Inventories

      Inventories as of December 31, 2001, 2002 and September 30, 2003 include the costs of material, labor, and factory overhead. Inventories consist of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Raw materials	$2,676	$2,763	$5,225
Work in process	5	108	194
Finished goods	1,443	1,076	982

	$4,124	$3,947	$6,401

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(3) Property and Equipment

      Property and equipment, net, as of December 31, 2001, 2002 and September 30, 2003 consist of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Land	$807	$807	$807
Building and improvements	3,259	3,430	3,509
Leasehold improvements	1,270	1,283	1,334
Machinery and equipment	4,660	5,286	7,195
Office and computer equipment	3,629	4,243	4,585
Motor vehicles	87	107	214

	13,712	15,156	17,644
Less accumulated depreciation	6,281	7,771	8,905

	$7,431	$7,385	$8,739

      Depreciation for the years ended December 31, 2000, 2001 and 2002 amounted to $1.1 million, $1.2 million and $1.5 million, respectively. Depreciation expense was $1.1 million for both the nine-month periods ended September 30, 2002 and 2003.

(4) Debt and Line of Credit

      On January 11, 1999, the Company entered into a mortgage loan in the amount of $3.0 million. The note term is 10 years, with a principal amortization of 20 years at a fixed rate of interest of 7%. Land, building and improvements secure the mortgage loan. The monthly mortgage payment is $23,259, including interest and principal. Due to the difference in the term of the note and amortization of the principal, a balloon payment of approximately $2.0 million is due on February 1, 2009. The principal paid during the nine months ended September 30, 2003 totaled $69,000. The following is a summary of future principal payments under the mortgage:

Principal
Years ending December 31, except as noted	Payment

(unaudited)
September 30 to December 31, 2003	$24
2004	100
2005	107
2006	115
2007	123
2008	132
After 2008	2,027

Total outstanding at September 30, 2003	$2,628

      Since March 27, 2000, we have had a revolving loan agreement with a bank. The agreement originally provided for a $5.0 million asset-based, revolving loan facility. We amended and restated the loan agreement on July 17, 2003. The loan agreement currently provides for a maximum available credit of $15.0 million and will expire on July 17, 2006. We pay interest on any outstanding amounts at a rate equal to, at our option, LIBOR plus 2%, or the greater of the Federal Funds Effective Rate plus 0.5% or the

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(4) Debt and Line of Credit (continued)

bank’s prime interest rate. We pay fees at an annual rate of 0.25% on up to $10.0 million of the unused portion of the loan facility. The loan facility advances funds using an asset availability formula based upon our eligible accounts receivable and inventory balances, less a fixed reserve amount. We may terminate the loan agreement prior to its full term, provided we give 30 days’ written notice to the bank. At September 30, 2003, no borrowings were outstanding under the facility.

(5) Leases

      The Company has certain operating leases for facilities, automobiles, and various equipment. The following is a summary of future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at September 30, 2003:

Operating
Years ending December 31, except as noted	Leases

(unaudited)
September 30 to December 31, 2003	$119
2004	388
2005	122
2006	20
2007	11

Total minimum lease payments	$660

      Total rent expense incurred under facility operating leases for the nine months ended September 30, 2003 and the years ended December 31, 2000, 2001 and 2002 amounted to $221,426, $166,185, $165,016 and $164,953, respectively.

(6) Accrued Expenses

      Accrued expenses as of December 31, 2001, 2002 and September 30, 2003 consist of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Accrued payroll and related employee expenses	$790	$1,117	$1,389
Professional fees and license and settlement costs	121	221	660
Accrued sales commissions	70	323	261
Other	163	346	284

Total accrued expenses	$1,144	$2,007	$2,594

(7) Stockholders’ Equity

(a) Employee Stock Options and Warrants

      The Company currently has a 1996 Incentive and Non-Qualified Stock Option Plan and a 2003 Incentive and Non-Qualified Stock Option Plan (the “Plans”).

      As of September 30, 2003, the Company has reserved 2,184,797 shares of its common stock for issuance upon exercise of options granted or to be granted under the Plans. These options generally vest in

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(7) Stockholders’ Equity (continued)

equal annual amounts over four years beginning on the date of the grant. The Plans provide that options will be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than 10 years after the date of grant.

      All stock option values were derived using the Black-Scholes option-pricing model. The per share weighted-average fair values of stock options granted during 2000, 2001 and 2002 were $3.33, $3.68 and $2.69, respectively. The per share weighted-average fair value of stock options granted during the nine months ended September 30, 2003 was $9.49. All options were valued as of the date of grant using the following weighted-average assumptions:

				Nine months
	Years ended December 31,			ended
				September 30,
	2000	2001	2002	2003

				(unaudited)
Risk-free interest rate	4.8%	3.4%	3.4%	2.7%
Expected volatility	109.6%	68.5%	45.6%	93.9%
Expected life (years)	1.05	2.85	3.97	4.13

      The changes in outstanding employee stock options for the years ended December 31, 2000, 2001 and 2002 and the nine-month period ended September 30, 2003 are as follows:

	Number of	Weighted-average
	Shares	Exercise Price

Outstanding at December 31, 1999	1,261,368	$3.00
Granted	196,700	5.14
Exercised	(508,847)	1.70
Expired or canceled	(41,861)	4.31

Outstanding at December 31, 2000	907,360	4.08
Granted	386,134	6.32
Exercised	(76,627)	4.11
Expired or canceled	(185,609)	6.60

Outstanding at December 31, 2001	1,031,258	4.78
Granted	379,550	6.83
Exercised	(183,054)	3.80
Expired or canceled	(77,475)	5.47

Outstanding at December 31, 2002	1,150,279	5.56
Granted (unaudited)	314,425	13.97
Exercised (unaudited)	(292,660)	4.80
Expired or canceled (unaudited)	(39,973)	6.60

Outstanding at September 30, 2003 (unaudited)	1,132,071	8.06

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(7) Stockholders’ Equity (continued)

      The following table summarizes information about employee stock options at September 30, 2003 (unaudited):

			Outstanding		Exercisable
	Number	Average	Weighted-		Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Average
Exercise	as of	Life in	Exercise	as of	Exercise
Prices	9/30/03	Years	Price	9/30/03	Price

$ 1.06 — 2.00	48,750	0.42	$1.15	48,750	$1.15
2.01 — 4.00	75,754	1.05	2.67	67,239	2.56
4.01 — 6.00	218,439	2.38	5.61	119,182	5.54
6.01 — 9.00	476,603	3.20	6.88	150,596	6.93
9.01 — 13.50	194,550	4.42	11.24	—	—
13.51 — 20.02	117,975	4.84	18.40	15,000	20.02

1.06 — 20.02	1,132,071	3.16	8.06	400,767	5.57

      As of December 31, 2000, 2001 and 2002 the number of options exercisable was 509,359, 424,771 and 468,229, respectively, and the weighted average exercise price of those options was $4.33, $4.09 and $4.62, respectively.

(b) Employee Stock Purchase Plan

      The Employee Stock Purchase Plan (the “ESPP”) covers substantially all the Company’s employees in the United States and Denmark. The ESPP allows eligible employees the right to purchase common stock on a semi-annual basis at 85% of the market price. During 2001 and 2002 and for the nine months ended September 30, 2003, 34,720, 29,854 and 12,108 shares, respectively, were issued under this plan. As of September 30, 2003, 92,372 shares were reserved for future issuance under the plan.

(8) Income Taxes

      Total income tax benefit for the nine months ended September 30, 2003 (unaudited) was allocated as follows:

Loss from continuing operations	$(184)
Stockholders’ equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes and from the change in comprehensive income, after valuation allowance	—

$(184)

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(8) Income Taxes (continued)

      Income tax (benefit) expense for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 (unaudited) attributable to income (loss) from continuing operations is presented below.

	Current	Deferred	Total

Year ended December 31, 2000
Federal	$—	$(288)	$(288)
State	—	(190)	(190)
Foreign	—	(82)	(82)

	$—	$(560)	$(560)

Year ended December 31, 2001
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

	$—	$—	$—

Year ended December 31, 2002
Federal	$65	$—	$65
State	—	—	—
Foreign	—	21	21

	$65	$21	$86

Nine months ended September 30, 2002 (unaudited)
Federal	$65	$—	$65
State	—	—	—
Foreign	—	21	21

	$65	$21	$86

Nine months ended September 30, 2003 (unaudited)
Federal	$(248)	$—	$(248)
State	—	—	—
Foreign	—	64	64

	$(248)	$64	$(184)

      The income tax benefits derived from non-qualified and disqualified dispositions of employee stock options amounting to $369,000, $108,000 and $194,000 in the years ended December 31, 2000, 2001 and 2002, respectively, and $838,000 in the nine months ended September 30, 2003, were not included in the consolidated statement of operations. These tax benefits have been reserved with a valuation allowance. The tax benefit of $369,000 for the year ended December 31, 2000 was recorded through additional paid-in capital.

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(8) Income Taxes (continued)

      The actual tax expense (benefit) differs from the “expected” income tax benefit computed by applying the United States federal corporate income tax rate of 34% to loss before taxes as follows:

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Computed “expected” tax benefit	$(510)	$(2,129)	$(473)	$(586)	$(10)
Increase (decrease) in income taxes resulting from:
State income tax benefit, before valuation allowance, net of federal benefit	(125)	(324)	(20)	(32)	23
Non-deductible expenses	31	17	17	13	12
Foreign tax rate and regulation differential	6	(15)	(3)	(3)	30
Adjustments to prior year deferred tax items and carry backs	—	(152)	17	17	—
Revaluation of tax credits	39	—	—	—	57
Release of prior year tax contingencies	—	—	—	—	(65)
Release of valuation allowance from NOL carryforwards	—	—	—	—	(183)
Change in valuation allowance (federal and state)	(1)	2,603	548	677	(48)

Net income tax expense (benefit)	$(560)	$—	$86	$86	$(184)

      The components of results of operations before income taxes, determined by tax jurisdiction, are as follows:

				Nine months
				ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
United States	$(1,226)	$(6,305)	$(1,461)	$(1,936)	$(130)
Denmark	(275)	44	70	214	101

Total	$(1,501)	$(6,261)	$(1,391)	$(1,722)	$(29)

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(8) Income Taxes (continued)

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities for the periods presented are as follows:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Deferred tax assets:
Accounts receivable, due to allowance for doubtful accounts	$28	$53	$53
Inventories, due to valuation reserve	44	108	82
Inventories, due to differences in costing for tax purposes	3	3	5
Inventories, due to unrealized gain	40	34	72
Operating loss carry forwards	5,069	5,764	7,334
Intangibles due to differences in amortization	43	106	106
Research and alternative minimum tax credit carryforwards	442	329	271
State tax credit carry forwards	57	69	69
Accrued warranty costs	21	41	46
Accrued vacation	40	24	101
Accrued legal	—	33	28

Gross deferred tax assets	5,787	6,564	8,167
Affiliated foreign subsidiary’s operating loss carryforwards	197	177	112
Less valuation allowance	(2,711)	(3,436)	(4,627)

Net deferred tax assets	3,273	3,305	3,652
Deferred tax liability:
Property and equipment, due to differences in depreciation	(397)	(450)	(861)

Net deferred tax asset	$2,876	$2,855	$2,791

      As of September 30, 2003, the Company had federal net operating loss carry forwards available to offset future taxable income of approximately $16,908,000. The Company also had state net operating loss carry forwards available to offset future state taxable income of approximately $8,898,000. These net operating loss carry forwards generated in years 1999 through 2003 expire in years 2019 through 2023, respectively. Furthermore, the Company had foreign operating loss carry forwards to offset future taxable income of approximately $366,000. These foreign net operating loss carry forwards generated in 1999 and 2000 expire in years 2004 and 2005, respectively.

      As of September 30, 2003, the Company had federal tax credit carry forwards available to reduce future tax expense of approximately $271,000. Research and development tax credit carry forwards in the amount of $260,000 relating to years 1988 through 1997 are due to expire in years ranging from 2003 through 2012. Alternative minimum tax credits of $11,000 from 1995 have no expiration date. As of September 30, 2003, the Company also had state tax credit carry forwards available to reduce future state tax expense of approximately $69,000. These state investment tax credit carry forwards relate to years 1998 through 2001 and are due to expire in years ranging from 2005 through 2008.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has recorded a valuation allowance against its deferred tax assets because management believes that, after considering all of the available objective evidence, including available tax planning strategies, historical and prospective, with greater weight given to historical evidence, it is more likely than not that a portion of the asset will not be realized.

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(8) Income Taxes (continued)

      The total valuation allowance for deferred tax assets as of September 30, 2003 was $4,627,000, of which $3,503,000 was charged against income tax expense while $1,124,000 was charged against stockholder’s equity directly against current year compensation expense credited to stockholder’s equity. The total valuation allowance increased by $1,191,000 from December 31, 2002 as a result of an increase in temporary differences for certain carryforward items, including originating 2003 net operating losses.

(9) 401(k) Profit Sharing Plan

      The Company has a 401(k) Profit Sharing Plan (the “Plan”) for all eligible employees. All employees who have attained age 21 are eligible to participate. Participants can contribute up to 15% of total compensation, subject to the annual IRS dollar limitation. Company contributions to the Plan are discretionary. Company contributions vest over a four-year period from the date of enrollment in the Plan. The Company has not made a contribution to the Plan since its inception.

(10) Business and Credit Concentrations

      Significant portions of the Company’s net sales are as follows:

				Nine months
				ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net sales to foreign customers	23.9%	22.4%	19.0%	21.9%	18.7%
Net sales to the United States armed forces and foreign military and defense-related sources	28.8	21.9	32.2	28.3	24.5
Net sales to the United States Army Tank and Automotive Command	9.0	6.4	10.7	7.1	11.0

(11) Segment Reporting

      Under common operational management, the Company designs, develops, manufactures and markets its defense-related navigation, guidance and stabilization and mobile satellite communication products for use in a wide variety of applications. Products are generally sold directly to third-party consumer electronic dealers and retailers, or in the case of defense-related products, either to government contractors or directly to U.S. and other foreign government agencies. Primarily, sales originating in North America consist of sales within the United States and Canada and, to a lesser extent, Mexico, Asia/ Pacific and some Latin and South American countries. North American sales also include all defense-related product sales throughout the world. Sales originating from the Company’s Denmark office principally consist of sales into Western European countries, including the United Kingdom, France, Italy, and Spain, as well as a growing number of sales into Russia and certain Middle Eastern countries.

      The Company operates exclusively in the satellite communication, navigation and guidance equipment industry, which it considers to be a single business segment. The Company has two primary product categories: mobile satellite communication and defense-related navigation, guidance and stabilization. Mobile satellite communication sales and services include automotive, marine and land mobile satellite communication equipment, such as satellite-based telephone, television and broadband Internet connectivity services. Defense sales and services include sales of defense-related navigation, guidance and

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(11) Segment Reporting (continued)

stabilization equipment based upon digital compass and fiber optic sensor technology. Defense services also include development contract revenue.

	North
	American	European	Total

Nine months ended September 30, 2003 (unaudited)
United States and Canada	$33,334	$—	$33,334
Europe	2,964	3,834	6,798
Other geographic areas	448	438	886
Intercompany sales	2,915	—	2,915

Subtotal	39,661	4,272	43,933
Eliminations	(2,915)	—	(2,915)

Net sales	$36,746	$4,272	$41,018

Segment net income (loss)	$119	$36	$155
Depreciation and amortization	1,177	18	1,195
Total assets	34,687	1,713	36,400

Year ended December 31, 2002
United States and Canada	$38,627	$—	$38,627
Europe	4,390	3,796	8,186
Other geographic areas	605	276	881
Intercompany sales	2,501	—	2,501

Subtotal	46,123	4,072	50,195
Eliminations	(2,501)	—	(2,501)

Net sales	$43,622	$4,072	$47,694

Segment net income (loss)	$(1,526)	$49	$(1,477)
Depreciation and amortization	1,599	24	1,623
Total assets	31,525	1,024	32,549

Year ended December 31, 2001
United States and Canada	$25,706	$—	$25,706
Europe	2,258	3,920	6,178
Other geographic areas	572	251	823
Intercompany sales	2,665	—	2,665

Subtotal	31,201	4,171	35,372
Eliminations	(2,665)	—	(2,665)

Net sales	$28,536	$4,171	$32,707

Segment net income (loss)	$(6,305)	$44	$(6,261)
Depreciation and amortization	1,334	32	1,366
Total assets	31,919	1,244	33,163

Year ended December 31, 2000
United States and Canada	$22,805	$—	$22,805
Europe	2,182	4,104	6,286
Other geographic areas	488	375	863
Intercompany sales	3,025	—	3,025

Subtotal	28,500	4,479	32,979
Eliminations	(3,025)	—	(3,025)

Net sales	$25,475	$4,479	$29,954

Segment net income (loss)	$(950)	$9	$(941)
Depreciation and amortization	1,160	30	1,190
Total assets	25,224	1,271	26,495

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(12) Selected Quarterly Financial Results (Unaudited)

      Financial information for interim periods was as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share amounts)
2003

Net sales	$13,119	$14,384	$13,515	$—
Gross profit	5,958	6,576	5,803	—
Net (loss) income	183	438	(466)	—
(Loss) income per share (a):
Basic	$0.02	$0.04	$(0.04)	$—

Diluted	$0.02	$0.04	$(0.04)	$—

2002

Net sales	$9,642	$12,641	$12,435	$12,976
Gross profit	4,284	5,320	5,598	5,987
Net (loss) income	(1,147)	(812)	150	332
(Loss) income per share (a):
Basic	$(0.10)	$(0.07)	$0.01	$0.03

Diluted	$(0.10)	$(0.07)	$0.01	$0.03

2001

Net sales	$8,133	$7,829	$7,939	$8,806
Gross profit	3,123	2,822	2,813	3,694
Net loss	(1,537)	(1,994)	(1,567)	(1,163)
Loss per share (a):
Basic	$(0.18)	$(0.19)	$(0.14)	$(0.11)

Diluted	$(0.18)	$(0.19)	$(0.14)	$(0.11)

2000
Net sales	$5,697	$7,951	$7,461	$8,845
Gross profit	1,878	2,900	3,007	3,548
Net (loss) income	(866)	(170)	18	77
(Loss) income per share (a):
Basic	$(0.12)	$(0.02)	$0.00	$0.01

Diluted	$(0.12)	$(0.02)	$0.00	$0.01

(a)	Income (loss) per share is computed independently for each of the quarters. Therefore, the income (loss) per share for the four quarters may not equal the annual income (loss) per share data.

KVH INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002 and
September 30, 2002 and 2003 (unaudited)
(all tabular amounts in thousands except per share amounts)

(13) Common Stock Issuances

      On December 29, 2000, the Company issued and sold 800,000 shares of common stock to the State of Wisconsin Investment Board at $6.25 per share. In a series of transactions between April 2, 2001 and May 25, 2001, the Company issued and sold an aggregate of 2,230,767 shares of common stock at a purchase price of $6.50 per share. In total the Company realized net proceeds of $17.5 million that has been used to fund operations and advanced research into photonics and mobile broadband satellite communications.

(14) Derivative Instruments

      A portion of the Company’s forecasted inventory purchases are exposed to foreign currency risk. The Company monitors its foreign currency exposures on an ongoing basis to maximize the overall effectiveness of its foreign currency hedge positions. During the second half of 2002, the Company used foreign currency forward contracts as a means of hedging limited amounts of exposure to foreign currency risks. The Company’s foreign currency contracts were designated and qualified as cash flow hedges under the criteria of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and 138. SFAS No. 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income until transacted, while the ineffective portion of the derivative’s change in fair value be recognized immediately in earnings.

      The Company’s cash flow hedges of the forecasted inventory purchases were held for non-trading purposes. At December 31, 2002, the Company entered into monthly contracts maturing from January to February 2003, purchasing a total of 322,000 Euros over that period, at pre-established rates. The fair value of foreign currency contracts, used for hedging purposes, was $11,591, based upon a quotation from a currency broker. The net gain on these contracts, recorded in other comprehensive income during the quarter ended December 31, 2002, was $3,927. The Company transferred the $3,927 balance of the gain into the statement of operations in 2003, the period over which the inventory was sold.

(15) Legal Matters

      On June 20, 2002, Agility Robotics, Inc. and Ross-Hime Designs, Inc. (collectively, “Agility”) filed a complaint against the Company in the United States District Court for the District of Minnesota alleging that certain of its products infringe three United States patents held by Agility. On November 14, 2003, the Company and Agility entered into a license and settlement agreement, releasing all claims pending against the Company, dismissing the law suit with prejudice, and licensing Agility’s rights under certain of its patents to the Company.

      In the ordinary course of business, the Company is a party to legal proceedings and claims. In addition, from time to time, the Company has had disagreements with certain customers concerning the Company’s products and services, which, the Company believes, will not have a material adverse effect on operations or capital resources.

PROSPECTUS

3,000,000 Shares

KVH Industries, Inc.

Common Stock

          We are offering up to 3,000,000 shares of common stock. This prospectus will allow us to offer common stock over time. We may offer the common stock to or through underwriters or dealers, through agents or directly to investors. We will provide a prospectus supplement each time we offer common stock. The prospectus supplement will inform you about the specific terms of an offering and may also supplement, update or change the information in this prospectus.

          This prospectus may not be used to complete sales of common stock unless it is accompanied by a prospectus supplement.

          Our common stock is quoted on the Nasdaq National Market under the symbol “KVHI.”

          Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2003.

      You should rely only on the information in this prospectus, the documents we incorporate by reference and the prospectus supplement accompanying this prospectus. We have not authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

SUMMARY

      We design and manufacture systems and solutions using our proprietary satellite antenna and fiber optic technologies for two principal markets — mobile satellite communications and defense-related navigation and guidance.

      Our mobile satellite communications products connect people on the move to satellite television, telephone and high-speed Internet services. Using a combination of sensors, proprietary software algorithms and innovative designs, our proprietary stabilized antennas remain pointed at specific geo-stationary satellites and receive digital TV, voice, fax and high-speed Internet signals regardless of how a vehicle or vessel moves. Our antenna systems are automated and carry out satellite tracking and other operations with little or no operator intervention. Our mobile satellite communications products support marine and land applications and are sold through a network of third-party dealers and distributors. Principal markets for our mobile satellite communications products include:

•	Marine — for example, yachts, commercial fishing vessels and merchant ships

•	Land mobile — for example, recreational vehicles, motorcoaches and trucks

•	Automotive passenger entertainment – for example, SUVs and minivans

      In the defense-related navigation and guidance marketplace, we use our magnetic sensing, fiber optic gyro, navigation systems integration, and display technology to develop and manufacture products that address a variety of systems requirements, principally for military customers. Uses of our products in this market include:

•	Positioning, vehicle navigation, heading/pointing, and targeting

•	Direction finding/pointing

•	Motion sensing and control

•	Munitions guidance

      Our defense-related navigation and guidance products are sold through a network of third-party independent sales representatives, through government contractors and directly to governments and original equipment manufacturers.

      Our executive offices are located at 50 Enterprise Center, Middletown, Rhode Island, 02842, and our telephone number is (401) 847-3327.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell up to 3,000,000 shares of common stock in one or more offerings on a delayed or continuous basis.

      This prospectus provides a general description of the common stock we may offer. Each time we offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also supplement, update or change the information in this prospectus. In that event, the information in the prospectus supplement will supersede the information in this prospectus.

      This prospectus and the applicable prospectus supplement will include all material information regarding an offering. This prospectus may not be used to complete sales of common stock unless it is accompanied by a prospectus supplement.

      You should read this prospectus, the applicable prospectus supplement and the additional information described under the heading “Where You Can Find More Information” beginning on page 9.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. Please see the risk factors described under the heading “Forward-Looking Statements — Trends, Risks And Uncertainties” in our quarterly report on Form 10-Q for the quarter ended September 30, 2003, which is incorporated by reference in this prospectus.

      Before making an investment decision, you should carefully consider these risks as well as the other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also adversely affect our business operations. If any of these risks materializes, the trading price of our common stock could fall and you might lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

      Except for historical facts, the statements in this prospectus, the applicable prospectus supplement and the documents we incorporate by reference are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings “Forward-Looking Statements — Trends, Risks And Uncertainties,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our most recent annual report on Form 10-K and our subsequent quarterly reports on Form 10-Q incorporated by reference in this prospectus. We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors incorporated by reference in this prospectus and in the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.

USE OF PROCEEDS

      Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use our net proceeds from the sale of common stock for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies that are complementary to our business. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from any issuances of common stock. Accordingly, our management will have broad discretion in the application of our net proceeds, if any. Pending these uses, we intend to invest our net proceeds in investment-grade, short-term, interest-bearing instruments.

      We may provide additional information on our use of proceeds in a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Common Stock

      Voting. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding shares of our preferred stock, persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election in a particular year.

      Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

      Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

      Other Rights and Restrictions. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. All outstanding shares are fully paid and nonassessable.

      Listing. Our common stock is listed on The Nasdaq National Market.

Preferred Stock

      Our charter authorizes our board of directors, subject to any limitations prescribed by Delaware law, to:

•	issue preferred stock in one or more series;

•	establish from time to time the number of shares in each series; and

•	fix the preferences, voting powers, qualifications, and special or relative rights or privileges of the preferred stock.

Our board of directors may issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Delaware Law and Certain Charter and By-Law Provisions

      Provisions of Delaware law, our charter and our by-laws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

      Authorized but Unissued Stock. We have shares of common stock and preferred stock available for future issuance, in some cases, without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions, stock dividends on our capital stock or equity compensation plans.

      The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

      Business Combinations. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless the business combination or the transaction in which the person becomes an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the person was determined to be an interested stockholder, 15% or more of a corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price of our common stock.

      Staggered Board; Removal of Directors. Our charter and by-laws provide:

•	for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our shares of capital stock entitled to vote; and

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled only by the vote of a majority of the directors then in office.

The limitations on the removal of directors and the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Our charter and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of these provisions.

      Stockholder Action; Special Meeting of Stockholders. Our charter and by-laws provide that:

•	any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting;

•	stockholder action may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by our president or by our board of directors.

The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because that person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders’ meeting, and not by written consent. Our charter and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal the provisions relating to the calling of a special meeting of stockholders.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our by-laws provide that nominations for election to the board of directors may be made either by the board or by a stockholder who complies with specified advance notice provisions. Our by-laws contain similar advance notice provisions for stockholder proposals for action at a stockholders’ meeting. These provisions prevent stockholders from making nominations for directors and proposals from the floor at any stockholders’ meeting and require any stockholder making a nomination or proposal to give us advance notice of the names of the nominees or the stockholder proposal, together with specified information about the nominee or any stockholder proposal, before the meeting at which directors are to be elected or action is to be taken. Our secretary must generally receive the notice at least 60 days before the date of the meeting. The notice must contain, among other things, a description of the business the stockholder desires to bring before the meeting, its reasons for doing so, the name and address of the stockholder, any material interest the stockholder may have in the business and the stockholder’s beneficial ownership of our securities.

      These provisions may have the effect of delaying stockholder action. Our charter and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal these provisions.

      Limitation of Liability. Our charter limits the liability of our directors to the maximum extent permitted by Delaware law. Under our charter, no director will be personally liable for monetary damages for breach of his or her fiduciary duties as a director except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives an improper personal benefit.

      Indemnification. Our charter contains provisions to indemnify our directors and officers to the maximum extent permitted by Delaware law. We believe that indemnification under our charter covers at least negligence on the part of an indemnified person. Our charter permits us to advance expenses incurred by an indemnified person in connection with the defense of any action or proceeding arising out of the person’s status or service as our director, officer, employee or other agent upon an undertaking by the person to repay those advances if it is ultimately determined that the person is not entitled to indemnification. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent

      The transfer agent and registrar for our common stock is EquiServe L.P.

PLAN OF DISTRIBUTION

      We may offer shares of common stock:

•	to or through underwriters or duly registered dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of these methods.

      We may offer our common stock for sale in one or more transactions, including block transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices, or at prices determined on a negotiated or competitive bid basis. Each time we offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of the offering, including the following:

•	the names of any underwriters, dealers or agents;

•	the material terms of the distribution, including the number of shares to be sold;

•	any over-allotment option under which underwriters may purchase additional shares of common stock;

•	any initial public offering price and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions, as well as any other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	the nature of any transaction by any underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

      We may use underwriters, dealers or agents with whom we have a material relationship. We will describe the nature of any such relationship in the applicable prospectus supplement.

Sale through Underwriters or Dealers

      We may sell shares of common stock through underwriters, either through underwriting syndicates represented by one or more managing underwriters or through underwriters without a syndicate. The underwriters will acquire the shares of common stock for their own account and may resell the shares from time to time in one or more transactions, including negotiated transactions. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase common stock will be subject to conditions stated in the applicable underwriting agreement, and the underwriters will be obligated to purchase all the shares of common stock if any are purchased. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers for whom they may act as agent.

      Underwriters may sell the shares of common stock to or through dealers. These dealers may receive compensation in the form of discounts, commissions or concessions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We may sell shares of common stock directly to dealers as principals. The dealers may then resell such common stock to the public at varying prices which they determine at the time of resale. We will describe in the applicable prospectus supplement the terms of any such transaction.

      Underwriters, dealers and agents that participate in the distribution of our common stock may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us, as well as any profit on their resale of our common stock, may be treated as underwriting compensation under the Securities Act.

Sale through Agents

      We may sell shares of common stock through agents that we designate from time to time. We will identify in the applicable prospectus supplement the name of any agent involved in the offer or sale of the shares of common stock for which the prospectus supplement is delivered and will disclose any commissions we may pay to that agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

Direct Sales

      We may sell shares of common stock directly to one or more investors without using underwriters, dealers or agents. These investors may be underwriters as defined in the Securities Act of 1933 with respect to any sale of that common stock.

Indemnification

      We may agree to indemnify underwriters, dealers and agents against civil liabilities arising out of this prospectus and any applicable prospectus supplement, including liabilities under the Securities Act of 1933, and to contribute to payments which the underwriters, dealers and agents may be required to make relating to those liabilities.

Delayed Delivery Contracts

      We may authorize underwriters or agents to solicit offers by institutional investors to purchase shares of common stock under contracts providing for payment and delivery on a future date. We will describe in the applicable prospectus supplement the conditions to these contracts and the commissions we may pay for solicitation of these contracts. Unless otherwise indicated in the applicable prospectus supplement, any underwriters or agents soliciting these contracts will have no responsibility for the validity or performance of any such contract.

Stabilization Activities

      In connection with an underwritten offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after the offering. These transactions may be effected on the Nasdaq National Market or otherwise. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares than we have actually sold to them. A short position is “covered” if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the underwriters’ over-allotment option, if any. The underwriters can close out a covered short sale by exercising any over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the shares compared to the price available under any over-allotment option. The underwriters may also sell shares in excess of any over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales. The effect of the transactions described in this and the preceding paragraph may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. We make no representation regarding the occurrence, likelihood, magnitude or effect of these activities and, if commenced, these activities may be discontinued at any time.

Passive Market Making

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market-making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

      The consolidated financial statements and schedules of KVH Industries, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.

      The SEC allows us to incorporate by reference information from our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information in this prospectus or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed with the SEC on March 12, 2003 (as amended on November 26, 2003), April 17, 2003, June 27, 2003, July 17, 2003, July 18, 2003, July 29, 2003 and August 21, 2003;

•	our definitive proxy statement for our annual meeting of stockholders on May 28, 2003 filed with the SEC on April 18, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A (as filed on March 27, 1996); and

•	any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering. Information in these filings will be incorporated as of the filing date.

      We will provide to any person who receives this prospectus, at no cost, a copy of any of the documents or information that we have incorporated by reference in this prospectus. To request a document or information, please call, write, or e-mail our investor relations department as follows:

Investor Relations
KVH Industries, Inc.
50 Enterprise Center
Middletown, Rhode Island 02842
Telephone: (401) 847-3327
E-mail: ir@kvh.com

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. For further information about us and our common stock, you should read the registration statement and the exhibits filed with the registration statement.